UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

Dear Mr. Dunn:

This is in response to your letters dated January 14, 2014 and March 11, 2014 concerning the shareholder proposal submitted to JPMorgan Chase by Investor Voice on behalf of Mercy A. Rome and the Equality Network Foundation. We also have received a letter on the proponents' behalf dated March 6, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

March 11, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 14, 2014

The proposal asks the board to amend the company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted for and against an item (or, "withheld" in the case of board elections).

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to JPMorgan Chase, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which JPMorgan Chase relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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1934 Act/Rule 14a-8

March 11, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Investor Voice

Dear Ladies and Gentlemen:

This letter concerns the request, dated January 14, 2014 (the ***"Initial Request Letter"***), that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Investor Voice (the "***Proponent***") on December 11, 2013, purportedly on behalf of Mercy A. Rome and the Equality Network Foundation, from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***). On behalf of the Proponent, Mr. Bruce T. Herbert, the Proponent's Chief Executive, submitted a letter to the Staff, dated March 6, 2014 (the ***"Proponent Letter"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2014 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

I. BACKGROUND

On December 11, 2013, the Company received two letters from the Proponent submitting the Proposal for inclusion in the Company's 2014 Proxy Materials. One of the letters stated that the Proponent was submitting the Proposal on behalf of one of the Company's shareholders, Mercy A. Rome. The other letter stated that the Proponent was submitting the Proposal on behalf of one of the Company's shareholders, Equality Network Foundation (the "***Foundation***"), as a co-filer with Ms. Rome. The Proposal reads as follows:

"RESOLVED: Shareholders of JP Morgan Chase & Company ('JPM' or 'Company') hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher standards, or applicable laws or stock exchange regulations dictate otherwise."

The Company believes that it may properly omit the Proposal from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as Investor Voice did not provide sufficient proof of its ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b);

- Rule 14a-8(e)(2), as the letters from Ms. Rome and the Foundation purporting to provide Investor Voice with the authority to submit the Proposal to the Company on their behalf were executed and provided to the Company after the Rule 14a-8(e) deadline; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

The Proponent Letter contends that the Proposal and Supporting Statement should not be subject to exclusion from the 2014 Proxy Materials under Rule 14a-8 because, in the view of the Proponent, (1) Investor Voice did not need to provide proof of its ownership of the Company's common stock because it is not the proponent of the Proposal, (2) the evidence that Investor Voice was acting on behalf of Ms. Rome and the Foundation was sufficient, and (3) the Proposal is not materially false and misleading.

As discussed below, it is the Company's view that the Proponent Letter does not alter the analysis of the application of Rule 14a-8(f) and Rule 14a-8(e)(2) to the Proposal. Specifically, the Proponent Letter fails to establish that Investor Voice had the right to represent Ms. Rome or the Foundation with regard to the Proposal prior to the Rule 14a-8 deadline. As such, the Company's treatment of Investor Voice as the Proponent of the Proposal is appropriate and the Company has received no evidence of Investor Voice's ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b). Further, it is the Company's view that the Proponent Letter does not alter the application of Rule 14a-8(i)(3) to the Proposal, as the Proposal and Supporting Statement contain numerous and pervasive false and misleading statements that render the entire Proposal materially false and misleading under Rule 14a-9.

II. EXCLUSION OF THE PROPOSAL AND SUPPORTING STATEMENT

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

The Proposal May Be Excluded in Reliance on Rule 14a-8(e)(2), Because Investor Voice Did Not Receive Authorization to Submit the Proposal on Behalf of a Shareholder Until After the Rule 14a-8(e) Deadline

In the Initial Request Letter, we asserted on behalf of the Company that Investor Voice did not have sufficient authorization to submit the Proposal on behalf of Ms. Rome and the Foundation and, accordingly, the Company was treating Investor Voice as the proponent of the Proposal. The Proponent Letter asserts several reasons why the evidence of such authorization should be deemed sufficient, none of which the Company believes is compelling. We address the Proponent Letter's principal arguments below.

The Proponent Letter notes that Investor Voice stated in the letters submitting the Proposal that it was acting on behalf of Ms. Rome and the Foundation. The Company does not, and did not in the Initial Request Letter, assert that Investor Voice never informed the Company that it was acting on behalf of Ms. Rome and the Foundation. The Company, however, continues to assert that a representative must provide evidence of its authority to submit a proposal on behalf of a shareholder because only shareholders are entitled to submit proposals under Rule 14a-8. A simple indication by such a representative, without more, is not sufficient evidence of authority for purposes of Rule 14a-8.

The Proponent Letter further argues that the letters of appointment from Ms. Rome and the Foundation were sufficient evidence of authority despite the fact that the letters were executed after the Proposal was submitted and after the Rule 14a-8(e) deadline. The Proponent Letter also avers that the Company already had adequate of evidence of Investor Voice's authority to represent Ms. Rome because the Company had a substantially identical letter of appointment dated December 2012. The Company's views on why a purported representative of a shareholder should be required to have clear evidence of authority to act on behalf of a shareholder for a particular proposal prior to submission of the Proposal (and prior to the Rule 14a-8(e) deadline) are set forth in the Initial Request Letter. Regarding the 2012 authorization from Ms. Rome, Investor Voice asserts that the only reason for resubmitting a later dated authorization is due to Investor Voice's address change. We note, however, that Investor Voice made no such representation to the Company at the time Investor Voice submitted the letter of appointment on January 2, 2014. Further, the Company continues to assert, as we set forth in the Initial Request Letter, that a letter of appointment that does not reference a specific company and/or a specific proposal is not sufficient, particularly when such letter of appointment was executed prior to the Company's previous annual meeting. The Proponent Letter states that "both Ms. Rome and the ... Foundation had fully authorized Investor Voice to act on their behalf well before the filing deadline for the submission of the Proposal"[1] but fails to provide any evidence that this authorization existed prior to the Rule 14a-8(e) deadline other than the reference to Ms. Rome's 2012 authorization.

It is the Company's view that, because Investor Voice has not provided sufficient evidence that it was duly authorized to submit the Proposal on behalf of Ms. Rome and the Foundation prior to the Rule 14a-8(e) deadline, it may appropriately treat Investor Voice as the sole proponent of the Proposal. Further, because Investor Voice failed to provide sufficient proof of ownership of the Company's securities after receiving proper notice from the Company (within the timeframe and in the manner established by Rule 14a-8), as well as the reasons set forth in the Initial Request Letter, the Company believes it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

The Proponent Letter asserts that the "Proposal's language ... is clear, descriptive, accurate, and appropriate for shareholder consideration."[2] For the reasons set forth in the

---

1 Proponent Letter at page 10.

2 Proponent Letter at page 3.

Initial Request Letter, the Company disagrees with this assertion and continues to be of the view that Proposal and Supporting Statement, when read together, are materially false and misleading. In this regard, the Company further notes that the reference in the "RESOLVED" clause of the Proposal to "'withheld [votes]' in the case of board elections" is materially false and misleading as it (1) inaccurately asserts that the Company has a plurality voting standard in uncontested elections of directors and permits shareholders to withhold votes from director nominees on the Company's proxy card; (2) is inconsistent with both the majority voting standard adopted by the Company and the plurality voting system that the Proposal appears to be premised upon; and (3) does not address its operation in contested elections.

1. The Proposal Inaccurately Asserts that the Company Has a Plurality Voting Standard in Uncontested Elections of Directors and Permits Shareholders to Withhold Votes From Director Nominees on the Company's Proxy Card

Rule 14a-4(b)(2) provides the general standard that a proxy card used for an election of directors must permit a shareholder to withhold votes for director nominees; however, Instruction 2 to that rule provides an exception to the general requirement "[i]f applicable state law gives legal effect to votes cast against a nominee." In such a case, a company "in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, ... should provide a similar means for security holders to vote against such nominee." The Company is incorporated under the laws of Delaware, which permits a majority voting standard in uncontested elections of Directors and the Company has adopted such a majority voting provision. Article II, Section 2.09 of the Company's By-laws provides as follows:

> "The vote required for election of a director by the stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or withheld from the election of a nominee at a meeting of stockholders. For purposes of this Section 2.09, a 'majority of the votes cast' shall mean that the number of votes cast '*for*' a director's election exceeds the number of votes cast '*against*' that director's election" (emphasis added).

As such, the Company's proxy card affords shareholders with three options in voting for each director nominee – each shareholder may choose to vote "for," "against," or "abstain" with respect to each director nominee. See Exhibit A for a copy of the proxy card for the Company's 2013 Annual Meeting of Shareholders.

In contrast to majority voting standards in elections of directors, such as the Company's standard described above, a "plurality" standard provides that the director nominees who receive the greatest number of "for" votes are elected, notwithstanding whether a nominee receives a majority of the shares voted. In director elections using a plurality standard, shareholders are afforded the option to vote "for" a nominee or to "withhold" their vote for the nominee.

The Company is of the view that the Proposal is false and misleading because its request that the Company amend its governing documents to provide for tabulation of "for" and "withhold" votes "in the case of board elections" is premised on the false assertion that the Company has plurality voting and allows shareholders to "withhold" votes. In fact, the Company has majority voting for uncontested elections and does not have a mechanism for shareholders to "withhold" votes in the typical election. Accordingly, the Proposal is materially false and misleading.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the company demonstrates that a factual statement is objectively and materially false or misleading. In applying this standard, the Staff has concurred with the exclusion of a proposal where, such as the case with the Proposal, it contains false and misleading statements that relate to its fundamental premise.

For example, the Staff has concurred with the exclusion of a proposal analogous to the Proposal. In *General Electric Co.* (Jan. 6, 2009), a proposal requested that the company adopt a policy that would prohibit any director who received more than 25% in "withheld" votes from serving on any key board committee for two years. The company, however, had a majority voting standard that typically did not provide a means for shareholders to "withhold" votes in director elections. The company argued that the proposal was based on the false underlying assertion that the company employed a plurality standard in the election of directors because the proposal referred to "withheld" votes in the election of directors. The Staff concurred with the company that the proposal was excludable under Rule 14a-8(i)(3). The Proposal is based on the same false premise that existed in *General Electric*.

Further, in *State Street Corporation* (Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (*i.e.*, to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement

annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading. *See also General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as "more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9). In *Alaska Air Group, Inc.* (Feb. 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9.

As with the proposals in the Staff no-action letters discussed above, the Proposal is based on a false premise – that the Company uses a plurality voting standard in election of directors that permits the withholding of votes, and not a majority voting standard that does not provide for the withholding of votes. Accordingly, the Proposal is materially false and misleading and excludable under Rule 14a-8(i)(3).

2. *The Proposal is Inconsistent With Both the Majority Voting Standard Adopted by the Company and the Plurality Voting System that the Proposal Appears to be Premised Upon*

Staff Legal Bulletin No. 14B further states that reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

Consistent with Staff precedent, the Proposal includes inconsistent and misleading language as to the operation of the Proposal with regard to the election of directors. Specifically, the Proposal provides that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections)." As such, in the context of director elections, the Proposal calls for a voting standard of a simple majority of the shares voted "for" and "withhold." As discussed above, "withhold" votes generally are relevant only under plurality voting; however, even under plurality voting, the directors that receive the most "for" votes are elected, and "withhold" votes do not impact the outcome of the vote. Thus, a voting standard calling for a simple majority of the shares voted "for" and "withhold" is inconsistent with the operation of both the Company's majority voting system and the plurality voting system the Proposal appears to advocate. Accordingly, the Proposal is so vague and indefinite that it is materially misleading.

3. The Proposal Does Not Address its Operation in Contested Elections

Also consistent with the Staff precedent discussed above, the Proposal includes inconsistent and misleading language as to the operation of the Proposal with regard to the election of directors because it fails to address how the "simple majority" standard set forth in the Proposal will operate in the case of a contested election of directors (*i.e.*, elections where the number of nominees exceeds the number of directors to be elected). In a contested election, it is possible that the number of directors receiving a majority of the votes cast – the standard for election that would be required by the Proposal – could be less than the number of seats on the board of director that are open in the election. In such a situation, under Delaware law, the board of director seats not filled in the election would continue to be filled by incumbent directors until their successors are duly qualified, even if those incumbent directors received fewer votes than other nominees. For this reason, the Company, and most other companies with a majority voting standard, provide for plurality voting in contested elections. The Proposal fails to provide any indication as to how it would operate in contested elections; as such, shareholders would not be able to determine with any reasonable certainty the effect of adopting the Proposal.

4. Conclusion

For the reasons set forth above and in the Initial Request Letter, the Company believes the Proposal may be excluded from the Company's 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) as the Proposal is materially false and misleading.

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Mr. Bruce T. Herbert, Chief Executive, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

JPMORGAN CHASE & CO.

COMPUTERSHARE SHAREOWNER SERVICES LLC
C/O COMPUTERSHARE
POST OFFICE BOX 43004
PROVIDENCE, RI 02940-3004

SCAN TO VIEW MATERIALS & VOTE

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by JPMorgan Chase & Co. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions below to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to JPMorgan Chase & Co., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Your voting instructions are confidential.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M53033-P35754-Z59831 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

JPMORGAN CHASE & CO.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. Election of Directors			
1a. James A. Bell	☐	☐	☐
1b. Crandall C. Bowles	☐	☐	☐
1c. Stephen B. Burke	☐	☐	☐
1d. David M. Cote	☐	☐	☐
1e. James S. Crown	☐	☐	☐
1f. James Dimon	☐	☐	☐
1g. Timothy P. Flynn	☐	☐	☐
1h. Ellen V. Futter	☐	☐	☐
1i. Laban P. Jackson, Jr.	☐	☐	☐
1j. Lee R. Raymond	☐	☐	☐
1k. William C. Weldon	☐	☐	☐
2. Ratification of independent registered public accounting firm	☐	☐	☐
3. Advisory resolution to approve executive compensation	☐	☐	☐
4. Amendment to the Firm's Restated Certificate of Incorporation to authorize shareholder action by written consent	☐	☐	☐
5. Reapproval of Key Executive Performance Plan	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following shareholder proposals:

	For	Against	Abstain
6. Require separation of chairman and CEO	☐	☐	☐
7. Require executives to retain significant stock until reaching normal retirement age	☐	☐	☐
8. Adopt procedures to avoid holding or recommending investments that contribute to human rights violations	☐	☐	☐
9. Disclose Firm payments used directly or indirectly for lobbying, including specific amounts and recipients' names	☐	☐	☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

JPMORGAN CHASE & CO.

2013 Annual Meeting of Shareholders

Tuesday, May 21, 2013 10:00 a.m.
JPMorgan Chase Highland Oaks Campus
10420 Highland Manor Drive, Building 2
Tampa, FL 33610

Directions to Highland Oaks Campus – The Highland Oaks Campus (10420 Highland Manor Drive) is near the intersection of I-75 and I-4, approximately 20 miles from Tampa International Airport. From I-275, exit on I-4 East to I-75 South. From I-75 South take Exit 260 "Martin Luther King Jr. Blvd." (MLK) merging right off the exit ramp onto MLK - stay in the right lane. Take the first right turn on Park Oaks Blvd. into Highland Oaks office park, and proceed to the stop sign. Turn right onto Highland Manor Drive. Follow Highland Manor Drive to the end where you will see the JPMorgan Chase Campus entrance. Parking will be available for shareholders.

If you plan to attend the meeting in person, you will be required to present a valid form of government-issued photo identification, such as a driver's license, and this top half of the proxy card. For more information see "Attending the annual meeting" in the proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at http://investor.shareholder.com/jpmorganchase/annual.cfm

M53034-P35754-Z59831

JPMORGAN CHASE & CO.

This proxy is solicited from you by the Board of Directors for use at the Annual Meeting of Shareholders of JPMorgan Chase & Co. on May 21, 2013.

You, the undersigned shareholder, appoint each of Marianne Lake and Stephen M. Cutler, your attorney-in-fact and proxy, with full power of substitution, to vote on your behalf shares of JPMorgan Chase common stock that you would be entitled to vote at the 2013 Annual Meeting, and any adjournment of the meeting, with all powers that you would have if you were personally present at the meeting. **The shares represented by this proxy will be voted as instructed by you on the reverse side of this card with respect to the proposals set forth in the proxy statement, and in the discretion of the proxies on all other matters which may properly come before the 2013 Annual Meeting and any adjournment thereof. If the card is signed but no instructions are given, shares will be voted in accordance with the recommendations of the Board of Directors.**

Participants in the 401(k) Savings Plan: If you have an interest in JPMorgan Chase common stock through an investment in the JPMorgan Chase Common Stock Fund within the 401(k) Savings Plan, your vote will provide voting instructions to the trustee of the plan to vote the proportionate interest as of the record date. If no instructions are given, the trustee will vote unvoted shares in the same proportion as voted shares.

Voting Methods: If you wish to vote by mail, please sign your name exactly as it appears on this proxy and mark, date and return it in the enclosed envelope. If you wish to vote by Internet or telephone, please follow the instructions on the reverse side.

Continued and to be signed on reverse side

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

March 6, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Response to JPMorgan Chase & Co. No-Action Request

Ladies and Gentlemen:

I write in regard to two shareholder proposals ("Proposal" or "Proposals") that were the subject of a No-Action request initiated January 14, 2014 by Morrison & Foerster, LLP ("Morrison" or "Counsel") on behalf of JPMorgan Chase & Co. ("JPMorgan," "Company" or "JPM"). Because Morrison & Foerster represent JPMorgan Chase & Co., the terms "Counsel" and "Company" may be used interchangeably.

The No-Action request seeks to omit a shareholder Proposal that was submitted by Investor Voice, SPC ("Investor Voice") on behalf of two different proponents: Mercy Rome ("Rome," "Proponent" or, collectively, "Proponents") and the Equality Network Foundation ("Foundation," "Proponent" or, collectively, "Proponents"). Each Proponent is a separate and independent person or entity, and Investor Voice was hired independently to represent them and to file the Proposal on their behalf.

This Letter of Response ("Response") is submitted on behalf of each Proponent by Investor Voice, the designated representative for each Proponent in this matter. Both Ms. Rome and the Foundation are long-term beneficial owners of shares of common stock of JPMorgan Chase & Co.

The No-Action Letter, a copy of the Proposal, and related materials are attached hereto as Exhibits 1-14.

Pursuant to Staff Legal Bulletin No. 14D (CF), this Response is filed via e-mail. Also, in accordance with Rule 14a-8(j), a copy has been contemporaneously sent to Anthony J. Horan, Corporate Secretary of JPMorgan Chase; and to Martin P. Dunn of Morrison & Foerster, LLP.

(A)
Overview

The Company has made three assertions in favor of exclusion, suggesting:

A. That the identity of the Proponents – though clearly detailed in three separate ways – was somehow in question or unknowable to the Company.

Information regarding the Proponents was fully detailed in the:

(a) Filing letter.

(b) Response to the Company's letter of deficiency.

(c) Letters of verification from Charles Schwab.

B. That the Letters of Appointment for Investor Voice – though notarized, thoroughgoing, and (in the case of Ms. Rome) already on-file with the Company – were in some fashion insufficient.

C. That the language in the Proposal – though clear, succinct, fair, and descriptive – was "false and misleading."

In the matter of No-Action requests, the burden of proof lies squarely on the Company to prove that a proposal is excludable. Rule 14a-8(g). In this Response it will be clearly seen that JPMorgan fails to carry this burden, and that its No-Action request should be denied.

In contrast, in regard to the two Proponent submissions, it will be clearly demonstrated that:

1. The filing materials are clear, complete, follow established protocol, and in the case of Rome, were already in the Company's hands from a prior year.

2. That Investor Voice was properly & completely authorized to represent the two Proponents.

3. That the Filing letter's language unequivocally identifies the two Proponents (Rome & Foundation) as the beneficial owners of shares, and Investor Voice as their representative.

4. The Company demands an unsupported level of specificity regarding authorization letter details and the timing of its receipt that is neither stated nor implied in either Rule 14a-8(b)(2) or 14a-8(b)(i); and seeks by fiat-of-

its-own-opinion to birth a variety of new requirements never before envisioned under Rule 14a-8(b).

5. That the Proposal's language, is clear, descriptive, accurate, and appropriate for shareholder consideration.

Investor Voice and the Proponents hold the view that any of the concerns expressed in the Company's No-Action request could have easily, expeditiously, and more appropriately been handled in a direct dialogue between JPMorgan and the Proponents. As such, the No-Action request represents an unnecessary waste of Staff time and resources.

Placed into context, the question of how companies use multiple vote-counting formulas in their proxy is moving to the fore as an important corporate governance issue. There has been a rise in proposals which request that companies harmonize all voting calculations with those used by the SEC when measuring shareholder proposal support for resubmission eligibility. This is evidenced by a January 31, 2014 Institutional Shareholder Services (ISS) Feature report entitled "**Vote Disclosures in Focus for 2014 U.S. Proxy Season**" which quotes Bruce Herbert in the article:

> "There are important principles of fairness and propriety at stake, and occasionally instances where a majority vote (counted the way the SEC does for purposes of determining eligibility for resubmission), is turned into a failing vote because of the variant vote-counting formula used by the company" (Exhibit 7, page 2, lines 40-43).

(B)
IDENTITY OF PROPONENTS

Investor Voice, acting on behalf of Mercy Rome and the Equality Network Foundation, submitted the Proposal in a timely way for inclusion in JPMorgan's 2014 proxy, as acknowledged by the Company in its 1/14/2014 No-Action request (Exhibit 1, page 2, lines 25-27).

The Investor Voice filing letters established quite clearly that the Proposal was filed on behalf of each Proponent, respectively. It also identified Investor Voice in *relation* to each Proponent by stating that Investor Voice acts "on behalf of clients" (Exhibit 3, line 1; and Exhibit 4, line 1).

Nowhere in the filing materials is it either stated or implied that Investor Voice is the beneficial owner of shares.

Despite this, the Company's No-Action request would have Staff believe that Investor Voice is the proponent of the Proposal, not Rome or the Foundation. This curious assertion is made in the face of the fact that each filing letter explicitly states (respectively):

- That the Proposal is filed "**on behalf of** Mercy A. Rome" who is "**the beneficial owner of** 95 shares of common stock" "which have been continuously held since April 13, 2009" (emphases added).
  (Exhibit 3, page 1, line 28 and page 2, lines 1-3)

- That the Proposal is filed "**on behalf of** [the] Equality Network Foundation" which is "**the beneficial owner of** 55 shares of common stock" (emphases added).
  (Exhibit 4, lines 13, 20-21, and 22-23)

The intent of the filing letter is clear: "**on behalf of**" and "**the beneficial owner of**" are two distinct ways to identify Ms. Rome and the Foundation as the Proponents of the shareholder Proposal – in fact, either expression in-and-of itself is sufficient to accomplish the task of identifying a Proponent.

Though either of these expressions could in itself be deemed sufficient, the Rome filing letter went further to explicitly identify both the number and date of acquisition of Ms. Rome's JPMorgan shares – facts that were substantiated in every detail by Charles Schwab in its Letter of Verification.

Had Investor Voice intended to be the proponent, why would its filing letter reference two other shareholders, and go so far as to name those shareholders' shares? If Investor Voice had intended to be the proponent, why would it send two separate filing letters, each containing the same proposal? It would be nonsensical to do so.

Thus, it strains credulity for the Company to assert that it was somehow confused about the identity of the Proponents.

This is especially so given that Ms. Rome is well-known to the Company from having submitted a proposal on this topic last year. Investor Voice is equally well-known to the Company as a result of dialogue and representing Ms. Rome on this topic in the last filing season.

(B2)

As both Staff and the Company are aware, it is a common practice for proxy-related materials to state the name of an entity filing on behalf of a beneficial owner; these are often then seen in the proxy as "filed by X on behalf of Y" (for examples of this language see Exhibit 13).

The Investor Voice 1/2/2014 response to the Company's deficiency letter commented on the prevalence of this practice, and also identified the two Proponents: "It is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. **Mercy Rome and the Equality Network Foundation are the Proponents of this Proposal** and – in line with long tradition – Investor Voice is assisting them with the filing" (emphasis added) (Exhibit 6, page 1, lines 11-14).

One can readily find examples in proxy statements where, for instance, the *As You Sow Foundation*, or *Trillium Asset Management*, or *Newground Social Investment*, or, indeed, *Investor Voice* is listed in this fashion. The language of the two letters in this instance shifted only slightly (and then only by a single word) by referring – in the form of a request – to Investor Voice as a "sponsor" or "filer" in the case of Rome & the Foundation, respectively.

But rather than accept a series of unequivocal statements made in clear language, the Company instead seizes on a single word lower down in each letter, feigns confusion, and proceeds to overstep and ignore each successive instance of representation that Rome & the Foundation are the beneficial owners.

That Ms. Rome and the Foundation are the beneficial owners and Proponents is abundantly clear in each letter, such that it really could not be confused.

<u>Summary on the question of shareholder identity</u>:

1. Nowhere do the filing materials state or imply that Investor Voice is the beneficial owner of the shares; in fact, each filing letter, respectively, describes Ms. Rome and the Equality Network Foundation as "**the beneficial owner of**" shares.

2. The intent of both filing letters is clear: the language "**on behalf of**" and "**the beneficial owner of**" is contained in each, and explicitly identify Ms. Rome and the Foundation as the Proponents – in fact, either expression is sufficient and would stand alone to accomplish the task.

3. The Investor Voice 1/2/2014 response to the Company's deficiency letter unequivocally states: "**Mercy Rome and the Equality Network Foundation are the Proponents of this Proposal.**"

4. The third-party letters of verification each identify the beneficial shareholder: Ms. Rome and the Equality Network Foundation, respectively.

5. Both Mercy Rome and Investor Voice were well-known to the Company as a result of having filed a similar proposal last year.

JPMorgan appears intent upon playing a proof-of-ownership game that we deem wasteful of Commission time and resources. Although companies are entitled to raise proof of ownership concerns using the deficiency letter process, the Staff has lately made it clear – especially in Staff Legal Bulletin No. 14G (CF) – that the process is not intended to be an opportunity for companies to bury proponents in technicalities.

For instance, SLB 14G explicitly rejects a number of the technical maneuvers companies had used to reject proofs of ownership, such as refusing to recognize DTC company *affiliates*, and failing to provide specific information on proof of ownership deficiencies.

In this instance the facts of the matter are apparent, and the Company has failed to substantiate its representation that the identity of the Proponents is unclear. Therefore, having failed to carry its burden of proof, the Company's No-Action request should be denied.

(C)
LETTER OF APPOINTMENT

The Company makes various assertions regarding letters of appointment, including on page 5, footnote 2 that Rule 14a-8(f) does not require the Company to give notice of a failure to provide proof of authorization.

However, considering the logic of Rule 14a-8, which requires notice of deficiencies in one's proof of ownership, it stands to reason that if there were deficiencies in the proof of authorization, such deficiencies would also be part of the 14 day notice and correction period provided by Rule 14a-8(f). That provision refers to notices of any "procedural or eligibility" deficiencies, which surely would encompass any question about a letter of authorization.

Furthermore, it is notable that the Rule and Staff Legal Bulletins contain no guidance regarding authorization to file a proposal on behalf of another person. It follows therefore, that if reasonable documentation is provided as it has been in the present instance, and the company fails to include specific objections in its deficiency notice, the company is precluded from objecting to the form of authorization.

The Company notes that the authorizations from Rome and Foundation were dated after the submission deadline, seeming to suggest that Investor Voice was therefore not authorized at the time it submitted the Proposals.

The Company goes on at length regarding the Proponents' letter of authorization for Investor Voice, as in: "Staff Legal Bulletin 14 is clear that the shareholder 'is responsible for proving his or her eligibility to submit a proposal to the company'" (Exhibit 1, page 6, lines 18-19). While it is accurate to observe that a "shareholder" is thus responsible, this has no bearing on and does not support the Company's contention that the *shareholder's representative* must offer proof that it has been authorized by the shareholder to deliver the appropriate documents of eligibility on the shareholder's behalf.

As established above, it is entirely commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. They would not do this without authority, and could not accomplish the task without proper authorization being in place (for instance no custodian would deliver a Letter of Verification to an unauthorized third party). For this reason there is no need for a Company to demand proof of authorization; but moreover, there is no Rule or interpretation that requires a shareholder's representative to provide such proof.

The Company also espouses the view that a shareholder representative must submit proof of authorization at the time of filing, or before the Rule 14a-8 deadline for filing a shareholder proposal. It cites a single instance (J.M. Smucker Company) in which Investor Voice filed a proposal and did supply a letter of authorization along with the filing letter. The Company's view is at variance with mainstream practice in this arena. I am a past Governing Boardmember of ICCR, and our organization has filed proposals for more than two decades – this is the only time I have heard this view espoused. It is a convenient view for a company to hold, since it imposes a larger qualifying hurdle upon shareholders and thus represents an additional barrier to the proxy – but it is a view that was not envisioned by Staff and is not supported in law.

Regardless of how the Company may *feel* about it, every one of its arguments regarding the validity of, timing of receipt of, or specific content of the letter of authorization are moot because they are not grounded in the Rule, and nowhere in its No-Action request does the Company or its Counsel cite any authority to substantiate their assertions. Therefore, its No-Action request should be denied on these grounds.

(C2)

The foregoing notwithstanding, both Ms. Rome and the Equality Network Foundation had fully authorized Investor Voice to act on their behalf well before the filing deadline for submission of this Proposal.

In fact, the Company had in its files at the time this Proposal was submitted a letter of authorization from Ms. Rome dated 12/3/2012 that included the explicit language: "This authorization and appointment is intended to be forward-looking as well as retroactive" – which means that Investor Voice's submission of the 12/6/2013 Proposal was already solidly grounded in this appointment and grant of authority (Exhibit 8, lines 10-11).

JPMorgan had this letter on-hand, in its files, as a result of Investor Voice having submitted a shareholder proposal in the prior year on behalf of Ms. Rome. The authorization was delivered to the Company via a 12/22/2012 Deficiency response letter (Exhibit 12).

Elsewhere in the 1/14/2014 No-Action request the Company complains (again, without citation to justify its complaint) that the subsequent letter of authorization submitted in response to the 12/18/2013 deficiency letter was overly broad. While these complaints are without merit for the reasons outlined elsewhere, and neither Company nor Counsel offer justification or cite authority for making them, the Company takes pains to highlight in an approving way an instance regarding the J.M. Smucker Company in which "in the initial submission... Investor Voice attached both a proposal and Letter[] of Appointment [] from the shareholder it was representing" (Exhibit 1, page 5 footnote, lines 32-34).

It is instructive that the letter of appointment to Smucker's which the Company celebrates and finds so worthwhile is identical in substance to the letter of appointment from Ms. Rome for Investor Voice that JPMorgan had on file at the time the current Proposal was submitted. Word-for-word, the grant of authority is identical in both the Smucker's letter that JPMorgan celebrates, and the letter from Ms. Rome that it had on file; as follows:

- "I [we] hereby authorize and appoint Investor Voice... to represent me [us]... in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings. This authorization and appointment is intended to be forward-looking as well as retroactive" (Exhibit 8, lines 4-11 and Exhibit 14, lines 4-11).

It is clear from this analysis that:

(a) The form of the Investor Voice letter of authorization was acceptable to the Company in the case of the Smucker's submission.

(b) This same form of authorization – identically worded in all substantive parts – was present in the Rome letter of authorization for Investor Voice.

(c) The Company held in its possession – at the time of the initial shareholder filing – a copy of the Rome letter of authorization for Investor Voice.

Therefore – notwithstanding the lack of a justifiable requirement to provide the Company with any form of a letter of authorization – the Company was fully in possession of a valid and in-force letter of authority from Ms. Rome for Investor Voice (dated 12/3/2012, Exhibit 8) at the time the shareholder Proposal was submitted on 12/11/2013.

In a similar fashion, the Equality Network Foundation had fully and properly authorized Investor Voice well before the 12/11/2013 filing deadline. Please reference the Foundation letter dated 5/16/2012 – whose grant of authority is identical in substance to both the Smucker's and the Rome letters of authorization (Exhibit 10, lines 9-14).

For these reasons, Staff should deny the Company's request for No-Action on this basis.

(C3)

Both of the foregoing notwithstanding, both Ms. Rome and the Equality Network Foundation had fully authorized Investor Voice to act on their behalf in submitting the shareholder Proposal to JPMorgan.

In response to the 12/18/2013 deficiency letter that requested proof of authorization, Investor Voice returned in a timely way two newer letters of authorization signed by Ms. Rome and the Equality Network Foundation. Investor Voice provided newer versions of these letters (as opposed to the still-valid earlier versions) solely because they referenced Investor Voice's current address – which had changed since the prior letters had been signed. It is important to note that the change of address for Investor Voice in no way invalidated the grant of authority – a newer letter was provided so as to avoid potential confusion or misdirection of correspondence related to the dialogue Proponents had hoped (without satisfaction) that the Company would engage in on the important governance topic of fair vote-counting.

The language of both these newer letters of authorization, which are notarized, is quite similar in all substantive ways to the prior letters. They clearly state that:

- "This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive."
  (Exhibit 9, lines 9-10 for Rome; and Exhibit 11, lines 10-11 for the Foundation)

In its protest against these letters of authority, the Company is:

(a) Incorrect in its assumption there is a requirement for them under SEC Rule.

(b) Incorrect in the assumption that the date they were notarized implies that there was not in existence a prior grant of authority.

(c) Impermissibly dismissive of the fact that the newer letters of authorization clearly state that they are to be "forward-looking as well as retroactive." Even had the prior written grants of authority not been in existence, it is not the Company's prerogative to dismiss the terms of a shareholder's written contract with their authorized representative.

(d) Uninformed of (or studiously ignorant of) the fact that it already held in-hand a valid grant of authority at the time of Ms. Rome's shareholder filing.

(e) Grasping, shrill, and accusatory in its imaginings of potential abuse of the shareholder filing process.

- In point of fact, both the filing letters named Ms. Rome and the Equality Network Foundation, respectively, as the beneficial owners of shares, and the Rome letter went on to explicitly identify – at the time of initial submission – the particular shareholding and date of acquisition.

  As an objective fact, in neither case could the possibility even exist, as the Company implausibly suggests, of "find[ing] approval of that proposal from an eligible shareholder as a post-hoc means of salvaging eligibility" (Exhibit 1, page 6, lines 33-34).

Therefore, the Company's request for No-Action should be denied on these grounds.

(C4)

Notwithstanding all three of the foregoing, even were a letter of authorization required under the Rules (which we do not find authority for), the Company is decidedly incorrect in asserting that it must be provided at the time of an initial submission; and further, that it is not a routine part of the proof of ownership and, therefore, correctable within the proof of ownership deficiency notice 14-day period.

As it is the Company's assertion that proof of authority is required for one party to submit a proposal on behalf of a shareholder, it then logically follows that that authority is inextricably part of the proof of ownership. To argue otherwise is, while serving a company's interest in blocking shareholder-sponsored items from the proxy, neither rational nor justifiable.

In this instance, the Investor Voice response to the Company's deficiency letter detailed the materials that were being provided, and stated:

- "We feel this fulfills the requirements of SEC Rule 14a-8, so please inform us in a timely way should you feel otherwise."
(Exhibit 6, lines 20-21)

If the Company did not feel the letter of authorization was sufficient for some reason, it had the opportunity to inquire further and receive additional satisfaction. That the Company chose not to, denied Proponents an opportunity for correction, which is inconsistent with the Rule. It may also indicate an interest in a "proof-of-ownership" game, something the Staff has made clear is not intended or envisioned under the Rules.

With these considerations in mind, the Staff should deem that the Company has failed to exercise proper diligence and has not carried its burden of proof in regard to any of its assertions; therefore, the No-Action request should be denied.

(C5)

Next the Company cites a recent case:

- "The Company's view is supported by the recent case, *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE) ("***Waste Connections v. Chevedden***"). In *Waste Connections v. Chevedden*, the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc., could omit a proposal submitted by Mr. Chevedden, purportedly on behalf of Mr. McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another person to submit a shareholder proposal. Accordingly, the Letters of Appointment should not be viewed as providing the requisite authority to Investor Voice under Rule 14a-8 to submit the Proposal on behalf of Ms. Rome or the Foundation (in addition to the fact that the authority was not provided until after the Rule 14a-8 deadline for submitting shareholder proposals as discussed above)" (Exhibit 1, page 7, lines 16-26).

It is notable that the Chevedden District Court Case was argued without a defense, so both arguments regarding the ability to submit a proposal on behalf of another were not briefed.

As a result, *Waste Connections v. John Chevedden* does not establish a reliable precedent.

As both Staff and the Company are well aware, for the past four decades it has been commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities.

It is surprising for the Company to seem to assert that: "in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another person to submit a shareholder proposal" (Exhibit 1, page 7, lines 21-22), when in its own No-Action request it writes: "Mr. Herbert stated that '[i]t is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities.' <u>The Company agrees</u>" (emphasis added) (Exhibit 1, page 7, lines 27-29).

(C6)

The company cites four determinations purportedly in support of omitting the Proposal:

- "The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g., American Express Co.* (Dec. 21, 2004) (proposal received one day after the deadline); *Thomas Industries Inc.* (Jan. 15,2003) (proposal received one day after the deadline); *SBC Communications Inc.* (Dec. 24, 2002) (proposal received one day after the deadline); and *Hewlett-Packard Co.* (Nov. 27, 2000) (proposal received one day after the deadline)" (Exhibit 1, page 12, lines 1-7).

However, all four cases are not relevant because they involve instances in which a shareholder proposal was received by the Company one day following the filing deadline. The Rome and Foundation Proposals, as the Company acknowledges in its No-Action Letter, were received in a timely way by the filing deadline.

(C7)

The Company's arguments regarding the invalidity of the Letter of Appointment are based on flawed suppositions, including:

- Wishful thinking concerning words, meanings, or requirements that are not present in the Rule.
- Conjecture about hypothetical future events that have no relevance or bearing on the facts of the present circumstance.

It appears that the Company would like to draw the Staff's attention away from several key and defining facts:

1. **Mercy Rome and Investor Voice are both well known to the Company.**

   There is no confusion or lack of clarity as to who the Proponents are, and that they have properly authorized Investor Voice as their representative.

   This is because Ms. Rome (represented by Investor Voice) filed a similar proposal in 2012-2013, and submitted a Letter of Appointment dated 12/3/2012 (Exhibit 8) via a Deficiency response letter dated 12/22/2012 (Exhibit 12), which should be on file with the Company.

   The original, 2012 Letter of Appointment was augmented by a second, 2013 version (Exhibit 9); which was supplied because Investor Voice's physical address had changed. The 2013 Letter of Appointment is dated and notarized contemporaneously with the current filing and review process.

   The Company's shrill imaginings about a future filled with rogue shareholder filings is only that – a fanciful hypothesis which has no bearing on the present case, but seems designed to deflect attention from the objective fact that both the Proponent and Investor Voice are well known to the Company.

2. **There is no support for the Company's position under Rule 14a-8(b)(i) or other portions of Rule 14a-8.**

   The Company makes no reference to Rule 14a-8, but seeks to broadly apply a set of generalized inferences to the Letter of Appointment in the apparent hope that these random attributions, without specific citation, will somehow be found compelling.

   The Filing Letter, Proposal, Letter of Verification, Letter of Appointment, and Statement of Intent form an indivisible group of documents, such that none can stand alone or result in a shareholder filing on its own. That portions of 14a-8 may apply certain criteria or requirements on one element of this group of documents does not mean that the same criteria or requirements then apply equally to each of the documents. To argue otherwise is not supported in the language of the Rules.

3. Contracts are not required to have terminating language.

Investor Voice operates under a contract with its clients, which is not required to have terminating language or a stated end point. Obvious examples of such open-ended arrangements include:

- Legal Retainers (including, presumably, the retainer under which Morrison & Foerster is engaged by JPMorgan).

- Investment Advisory Agreements. Money managers routinely manage client assets for many years based on a single originating document.

- Sub-Advisory agreements of all sorts.

In many, if not most, contracts there is at play a principle of enduring representation – the idea that a contractual relationship will naturally endure until either: **(a)** rescinded, **(b)** a stated termination date is reached, or **(c)** one party simply stops paying the other.

In precisely the same way that Morrison & Foerster would stop filing No-Action Letters if JPMorgan no longer paid it, it is commonsensical that Investor Voice would not continue to represent clients who no longer wish to be active (or who no longer qualified) with their shareholdings.

As referenced above, the indivisible group of filing documents together create interlacing safeguards that offer great protection against the kind of uncontrolled future imagined by the Company. Regardless, in this instance, for this shareholder filing, for this Company and in this year, the Commission has before it a set of participants who for the most part know each other, and a set of objective facts that are well established and that have not been questioned.

Nothing about the Company's *rogue future* hypothesis applies to this shareholder filing, and nothing in the Company's arguments is buttressed by the language of the Rules.

In summary, the Company has failed to carry its burden of proof in arguing against any of the Proponent's Letters of Appointment for Investor Voice. Therefore, the Company's No-Action request should not be granted on these grounds.

Should Staff wish to consider establishing limitations in regard to Letters of Appointment, we respectfully submit that it should do so by issuing future clarification via Bulletins or other means, and not by a grant of No-Action in this circumstance. This is because this shareholder filing was entered into with reliance on an established set of Rules and interpretations, and could not envision the kind of additional criteria or requirements that JPMorgan has devised after-the-fact in its No-Action Letter.

(D)
FALSE OR MISLEADING

In the matter of No-Action requests, the burden of proof lies with the Company to establish that a proposal is excludable. Rule 14a-8(g). As the Company has appropriately acknowledged (Exhibit 1, page 12, lines 13-15), pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) for exclusion may only be used in a few highly limited circumstances. This creates an appropriately rigorous and high threshold for establishing "materially false or misleading," which makes the Company's burden of proof on these grounds commensurately higher.

The Staff has made it clear that differences of opinion, or opposing advocacy views, are not a ground for exclusion under Rule 14a-8(i)(3); but rather, where facts stated are objectively false or are found to be misleading, those items either must be deleted or, in extreme instances, can lead to exclusion of the proposal. The present Proposal does not present such a circumstance.

(D2)

The Company claims that the Proposal: "erroneously states that the Commission 'dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals.'" (Exhibit 1, page 12, lines 19-21).

The Company is mistaken in its representation that there is no such vote-counting standard.

The Company launches into a convoluted nest of arguments and citations that seem designed to cloud the issue because, at the end of the day, for the narrow purpose that the Proposal defines, there is indeed a single prescribed way to calculate votes "for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals" (Exhibit 2, lines 8-9).

This definition is succinctly and clearly outlined in the Proposal, and then serves as the basis for all subsequent discussion within the Proposal.

(D3)

The Company next complains about the Proposal's use of wording; in particular the phrase "*SEC Standard*." As the Company should be aware, assigning a representative word or phrase in reference to a longer title, definition, or passage is a common convention of journalists, writers, researchers, and scholars.

The convention involves initially displaying a word or phrase in quotes or italics so as to distinguish and define it (such as "Company" or "Proponent"), then consistently using that word or phrase thereafter – as it was first displayed – so that it properly and consistently refers back to its original definition or context. This is not only an accepted stylistic convention, the practice is almost made necessary as a result of the 500-word size of a shareholder proposal.

In this instance the Proposal:

(a) Clearly defines the term "*SEC Standard*" **in the very first paragraph** of the Supporting Statement (Exhibit 2, lines 7-10).

The Proposal describes it as the vote-counting formula which is used to determine eligibility for resubmission of shareholder-sponsored proposals: FOR / FOR + AGAINST.

(b) Henceforward, the Proposal consistently places the term both in *italics* and also rendered with leading-capitals ("lead-caps") so as to clearly indicate each step of the way that the term is representative of the one definition that was clearly outlined in the first paragraph of the Supporting Statement.

This is done completely in keeping with the established constraints and conventions of formal writing style. Given that the Proposal is a 1-page, less-than-500-word document, a reader will recognize that this is a phrase which is used as an identifier, and he or she will remember that it references a definition nearby on the page where they are reading. In this way it should not ever be confusing (much less, misleading) to a reader.

(D4)

The Company asserts: "characterizing this Staff guidance... as the '*SEC Standard*' for counting votes is materially misleading to shareholders, as the premise is false and it likely would lead shareholders to conclude that the SEC has a voting standard that the Company ignores" (Exhibit 1, page 13, lines 4-9).

- The Company misrepresents the Proposal, which does not in any way characterize the *SEC Standard* as the required way for companies to count votes. If it were required, the Company would be doing it and there would be no need for the shareholder Proposal.

  Therefore, contrary to the Company's assertion, it is not at all "likely" that a shareholder would misconstrue the Proposal and conclude that the Company is somehow not following the rules or is breaking the law.

  Further, the Company is in error when it states, regarding the Proposal, that "the premise is false." This is because there most certainly is an objective and required methodology for counting votes for the purposes of determining eligibility for resubmission. It happens to be the same formula all major proxy voting companies use and report on, because it is the only formula that creates equivalence and comparability across-the-board.

  The Proposal describes this formula (elsewhere called a Simple Majority Vote), describes how JPMorgan does use it to count Management-Sponsored Proposal 1, then contrasts it with the more restrictive vote-counting formula that the Company uses to count all other votes, including shareholder-sponsored proposals.

  The purpose in doing this is to properly inform fellow shareholders so they may then vote on whether they wish to perpetuate a two-tier system or adopt a single, consistent vote-counting methodology across-the-board (with the exceptions as noted in the Proposal's Resolve clause).

(D5)

The Company next states that the Proposal implies that the Company does not follow the *SEC standard* in the relevant setting, which is an application of Rule 14a-8(i)(12). Quite to the contrary, the Proposal never makes such an assertion, but only references and defines this standard in the context of calculating resubmission eligibility.

- JPMorgan claims that the Proposal is "materially false and misleading" when it appears that it is the Company's representations itself that are demonstrably false and misleading.

  The Company has distorted the Proposal's meaning by willfully ignoring the crucial context that it refers to shareholder-sponsored votes. The way this is done is misleading – it implies a meaning that is not at all present in the Proposal.

(D6)

Next the Company writes: "The Staff's position regarding Rule 14a-8(i)(I2) has nothing to do with the shareholder vote required to adopt a proposal or elect directors, which are solely matters of state corporate law" (Exhibit 1, page 13, lines 16-18).

- The fact that state law allows the use of multiple vote-counting formulas, and that JPMorgan has taken advantage of these provisions to implement a two-tier voting process is the central point of the Proposal.

  The Proposal seeks to describe this, to allow shareholders to examine the dual voting practices that JPMorgan has embraced, and to allow a vote on whether or not to perpetuate them.

(D7)

The Company, in essence, throughout its submission, asserts that the Proposal materially misleads stockholders to the view that the Company may be out of compliance with a Commission standard.

The Proposal makes no such assertion or implication. What the Proposal does do is make clear the objective fact that JPMorgan uses one vote-counting formula for Management-Sponsored Proposal 1, and a different vote-counting formula for all other management-sponsored proposals and shareholder-sponsored ones.

(D8)

The Company makes a gross misstatement and factually inaccurate misrepresentation when it states: "Given... the purpose of the Proposal is premised on **an objectively false rationale – that abstentions are universally and arbitrarily counted in favor of management** – the entire Proposal and Supporting Statement, when taken as a whole, are materially false and misleading" (emphasis added) (Exhibit 1, page 15, lines 14-18).

In representing that the Proposal asserts "that abstentions are universally and arbitrarily counted in favor of management" the Company has manipulated the reader by omitting key data to present an out-of-context excerpt which dramatically distorts the picture.

What the Proposal states is:

"[1] Abstaining voters consciously act to ABSTAIN... Yet, JPM unilaterally counts all abstentions as if AGAINST **a shareholder-sponsored proposal** (irrespective of the voter's intent)" (emphasis added) (Exhibit 2, lines 19-21).

"[2] Abstaining voters do not follow management's recommendation AGAINST **a shareholder-sponsored item.** Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management" (emphasis added) (Exhibit 2, lines 22-23).

The Staff will take note how JPMorgan has deceptively ignored the critical qualifying references to "shareholder-sponsored proposal" and "shareholder-sponsored item" in each of these key paragraphs of the Proposal. These are crucial omissions of critical context for all that follows; namely, that the Proposal only speaks here in reference to shareholder-sponsored items. Set in the true context of the Proposal, every element stated is accurate, mathematically based, and fair; thus, no part of the Proposal is false or misleading.

Based on this manipulation of the data it chooses to report, the Company makes a host of generalized assertions throughout its No-Action request regarding the Proposal that are neither accurate reflections of the Proponent's intent, nor truthful reflections of the Proposal's content.

Thus, rather than the Proposal being "premised on an objectively false rationale," it is in fact the Company's No-Action request that: "when taken as a whole, [is] materially false and misleading."

(D9)

On page 14 the Company maintains that: "the Supporting Statement contains no less than four assertions that a voting standard that counts abstentions as votes cast serves to 'arbitrarily and unilaterally switch[]' abstentions, is 'irrespective of the voter's intent,' is 'arbitrary,' and 'artificially' 'advantages management's slate of directors'" (Exhibit , page 14, lines 5-9).

1. As with ignoring the critical context "shareholder-sponsored," seen above, the Company here has extracted these elements in a way that changes their meaning. The fact of the matter is that the Proposal talks about the realities of two mathematical formulas; it does not express opinions, make assertions, or pass judgments.

   By the Company's own admission, for all but the board election the effect of an abstain vote is the same as a vote against the item; thus, it invariably follows that:

   (a) Being true across-the-board, it is "unilateral" – i.e., it always goes in one direction.

   (b) As discussed earlier, not all voters have the same intent, so it is a statement of fact that regardless of intent, the vote is "switched" to be the same as a vote against an item.

   (c) Given that there is no rationale to support the assumption that every abstaining voter wants to have their vote counted as "against," doing so can legitimately (according to Merriam-Webster) be described as "arbitrary," one definition of which is: "existing or coming about seemingly at random."

   (d) Not counting abstentions in board elections creates a mathematically higher vote tally which "advantages management's slate of directors." This is demonstrably "artificial" when all other categories of vote are lowered by the use of a different vote formula that includes abstentions in the denominator.

(D10)

Throughout these arguments, the Company repeats or references a series of either inaccurate or, at best, contradictory or confusing statements, which revolve around the theme that "Company/Management votes are all treated the same as shareholder votes."

However, we know that abstentions are *not* counted in the vote-counting formula for director elections, whereas they are counted in the vote-counting formula for all other items.

This distinction lies at the heart of the Proposal: that there are two vote-counting formulas in use, and that Management-Sponsored Proposal #1, the board election, is counted differently than other management-sponsored proposals and all shareholder-sponsored proposals.

Thus, when one reviews a sampling of Company statements from the No-Action request, we observe:

1. "Put simply, the voting standard described in the Company's proxy materials counts all abstentions as votes against a proposal, **regardless of the sponsor**" (emphases added) (Exhibit 1, page 15, lines 10-12).

    Item #1 asserts a false categorical: "counts all abstentions as votes against a proposal, **regardless of the sponsor**."

    This statement is false, and can never be true so long as management is the sponsor of Management-Sponsored Proposal #1 (the board election), and abstentions are not counted in that election but are in all other votes.

2. "when, in fact, the standard described above is followed for all proposals, *other than the election of directors*, regardless of whether a proposal is a Company proposal or a shareholder proposal" (emphases added) (Exhibit 1, page 14, lines 24-26).

    Item #2 is contradictory and confusing: it first asserts a universal proclamation: "followed for all proposals;" reverses itself: "*other than the election of directors;*" then (the prior exception notwithstanding) asserts another universal proclamation: "regardless of whether a proposal is a Company proposal or a shareholder proposal"

    One cannot properly make categorical statements when they are not categorically true.

This statement from the Company's No-Action request travels all over the map, and yet, despite its contradictions and questionable assertions was used by the Company to argue that elements of the Proposal were factually wrong – when the Proposal was entirely accurate and correct.

3. "further, abstentions are counted as votes against Company proposals, as well" (emphasis added) (Exhibit 1, page 15, lines 9-10).

   Item #3 again asserts a false categorical: "abstentions are counted as votes against Company proposals, as well."

   This is an inaccurate statement because the board election is Company-sponsored Proposal #1, and it does not have abstentions included in its vote-counting formula.

4. "there is no 'internal inconsistency' in the vote standard applied to management proposals versus that applied to shareholder proposals – for each, abstentions are counted as votes against the proposal" (Exhibit 1, page 16, lines 26-28).

   Item #4 asserts a grand false categorical: "there is no 'internal inconsistency' in the vote standard applied" and "for each, abstentions are counted as votes against the proposal."

   This highly insistent – though entirely wrong and, therefore, misleading – assertion is raised as an absolute pronouncement in the Company's closing argument to the Staff. As it would have shareholders, and as it would have Staff, the Company wishes us to believe there is absolute consistency in vote-counting at JPMorgan Chase & Co. when there is, in fact, a two-tier voting system that advantages one category over another.

   By definition, when two things are different they are not consistent. The existence of two vote-counting formulas at JPMorgan creates a differential in vote outcomes, boosting one and lowering the other.

In these four instances and throughout the No-Action request, the picture being painted is that all votes are handled the same, that all sponsors are treated equally, and that company- or management-sponsored items are all treated the same as shareholder-sponsored items . . . *except* when they are not, on the board election.

This obvious exception is the entire point of the shareholder Proposal – that the choice of vote-counting formula on Management-Sponsored Proposal #1 (board election) advantages management's slate of directors, while the choice of a different vote-counting formula on shareholder-sponsored proposals disadvantages shareholders by lowering those votes.

While the different vote-counting formula also lowers the vote tally on other management-sponsored proposals (besides board election), the effect of counting abstentions tends to have a differential impact on management vis-à-vis shareholders. This is because management enjoys a "bully pulpit" such that management-sponsored items receive, on average, significantly higher votes than the average shareholder-sponsored item. Thus, the effect of counting abstentions as if against an item has a proportionally higher negative impact on shareholder-sponsored items, which is why they receive more attention in the Proposal.

(D11)

Next, JPMorgan cites three no-action letters, none of which support the Company's contentions.

1. In *State Street Corporation* (Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (i. e., to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading (Exhibit 1, page 15, lines 19-25; and page 16, lines 1-3).

This determination is not relevant because the Proposal at hand does not refer to a nonexistent section of law as was the case in *State Street Corporation.*

2. See also *General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as "more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9) (Exhibit 1, page 16, lines 3-7).

General Magic, Inc. is also not relevant because, as has been demonstrated above, the vote-counting Proposal does not defame the Company; it simply highlights the two different vote-counting formulas in use by the Company, their calculated effects, and seeks to offer shareholders a vote on the matter.

3. In *Alaska Air Group, Inc.* (Feb. 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9 (Exhibit 1, page 16, lines 7-16).

Alaska Air Group, Inc. is not relevant in the sense that the proposal there referred to employee stockholders in the company 401(k) as "shareholders" when technically they were not. That was a factual error that had legal meaning, and as such the proposal was omitted. However, such is not the case with this vote-counting Proposal.

What is entirely relevant about *Alaska Air Group, Inc.* that we wish to cite and bring to Staff's attention in relation to the JPMorgan No-Action request is that *Alaska Air Group* establishes a clear precedent that the standard for "false and misleading" is something that is objectively in the realm of a tangible, factual, error.

Not one element of the discussion around the vote-counting Proposal centers on a tangible, factual, error – in fact, the Company's assertions all seem to rest on selective quotes and material omissions that upon examination have each shown the Company to be misleading, not the Proponent. Even so, everything alleged by the No-Action request falls under the category of the Company's subjective opinion, not tangible fact.

The only tangible facts are those the Proponent has brought forward: including the two different vote-counting formulas; the calculated effect that different methods of vote-counting have on vote outcomes; and the fact that the board election is Management-Sponsored Proposal #1, and therefore is a company-sponsored or management-sponsored proposal that cannot be quietly segregated from other management-sponsored proposals in order to make inaccurate assertions about equivalence between management and shareholders across-the-board.

(D12)

The last paragraph on page 16 (Exhibit 1, page 16, lines 17-36) incorporates the Company's closing arguments. Unfortunately, one observes that the statements there represent a crescendo of hyperbole, false supposition, inaccurate quotes and attributions, and materially misleading omissions and assertions.

Taking the elements of the paragraph in sequence:

"As with the proposals in the Staff no-action letters discussed above, the Supporting Statement purports to provide shareholders with the purpose and intent of the Proposal – that the Company's vote-counting method is "internally inconsistent" and "calls for the use of the fair and consistent SEC Standard across-the-board." However, as discussed above, this statement (and the numerous other similar statements throughout the Supporting Statement) is objectively false" (Exhibit 1, page 16, lines 17-22).

- First, the Company misquotes the Proposal, by not representing *SEC Standard* in italics as the Proposal does throughout. It was consistently shown this way in following established conventions of formal writing, so as to consistently identify it as a phrase that was associated with the definition outlined in the Proposal.

- It is an incontrovertible fact that a different vote-counting formula applies to board elections than to other categories of vote. The Company acknowledges this in its proxy as well as in the No-Action request. By definition, the existence of a two-part voting system is not consistent, and its perpetuation is the result of an internal policy or set of policies; hence, it is accurately described as "internally inconsistent."

  These are observed facts which cannot be termed "objectively false." For the Company to do so must be seen as an outright mischaracterization.

- That there is an SEC standard that results in votes being counted a certain way for the purpose of determining eligibility for resubmission of a shareholder-sponsored proposal is also an objective fact, not subject to speculation.

  What is subject to speculation is why the Company persists in misrepresenting the Proposal's intent by claiming it asserts that which it clearly does not.

  Nowhere does the Proposal assert that the SEC mandates how votes must be counted, other than for purposes of determining resubmission eligibility.

What the Proposal does do is ask for the Company to use the same simple majority formula for all its vote counting as is used for determining the eligibility for resubmission of a shareholder-sponsored proposal.

"First, there is no '*SEC Standard*' for counting votes on shareholder or management proposals" (Exhibit 1, page 16, lines 22-23).

- Clearly a false and misleading statement since, as discussed just above, there most decidedly is a formula required by the SEC, that is a standard, which results in votes being counted a certain way for the purpose of determining eligibility for resubmission of a shareholder-sponsored proposal.

"Second, the Company's standard for counting votes on proposals other than for the election of directors is clearly explained to shareholders in its proxy materials and is applied consistently across both management-sponsored and shareholder-sponsored proposals" (Exhibit 1, page 16, lines 23-26).

- This is an irrelevant non sequitur, since whether or not the Company disclosed how it counts votes was never part of the Proposal or discussion.

  In fact, the Proposal quoted excerpts from the Company's proxy on how it counts the two different categories of vote – thus, it has not been suggested that the Company did not explain or disclose these activities.

"Third, there is no 'internal inconsistency' in the vote standard applied to management proposals versus that applied to shareholder proposals – for each, abstentions are counted as votes against the proposal" (Exhibit 1, page 16, lines 26-28).

- First, the Company misquotes the Proposal, the words "internal inconsistency" do not appear there.

- Second, this assertion is duplicative of what was maintained in the first part of the paragraph, and as reported there it is an incontrovertible fact that a different vote-counting formula applies to board elections than to other categories of vote. This is inconsistent, and it is the result of internal policies.

  This is an objective, logical truth. The two vote formulas are not consistent, and the practice of using both is internal to the Company or proxy.

- Third, this assertion is patently false and misleading, because the board election is Management-Sponsored Proposal #1, and abstentions are <u>not</u> counted as votes against that proposal.

"Fourth, the Company does not (and never has) 'arbitrarily and universally switched' shareholder votes" (Exhibit 1, page 16, lines 28-29).

- This is another instance of selective quoting which relies on material omission to make its point (seen numerous times elsewhere in the Company's No-Action request). The accurate quote is:

  "Thoughtful voters who choose to ABSTAIN should not have their choices arbitrarily and universally switched as if opposing a matter" (emphasis added) (Exhibit 2, lines 16-17).

  Please note that "as if opposing a matter" is substantially similar to the language the Company uses to describe the effect of choosing to abstain.

  Marking the ABSTAIN box on a ballot, and having the vote counted just as if the AGAINST box had been marked, clearly represents a switch. However, nowhere does the Proposal suggest that this is not legal or that the practice has not been fully disclosed – simply that it happens.

  The intent of the Proposal is for shareholders to clearly understand that this is the effect of the Company's current vote-counting policies, and to vote on whether or not they wish it to remain that way.

"The Company believes that the numerous and pervasive false and misleading statements in the Supporting Statement, when taken together as a whole with the Proposal, renders the entire Proposal materially false and misleading under Rule 14a-9. Specifically, the entire rationale for the Proposal, as set forth in the Supporting Statement, is materially false and misleading. As such, if included in the 2014 Proxy Materials, shareholders would be materially misled about the Commission's rules, the operation of the Company's current voting standard, and the effect of the Proposal, if implemented" (Exhibit 1, page 16, lines 29-36).

- For the record, the only false or misleading statements we observe have been in the Company's No-Action request, which has been rather heavily laced with them.

- The rationale for the Proposal is clear, articulate, and grounded in verifiable fact regarding the mathematical effect of vote-counting formulas on vote outcomes.

- The Company, on the other hand, has repeatedly made blatant assertions as if true which proved to be tangibly false, confusing, contradictory, or verifiably inaccurate.

Therefore – especially given the very high threshold for exclusion based on a charge of "false and misleading," and the complete absence of substantiating evidence that relate to tangible errors of fact in the Proposal, the Company's No-Action request should be denied.

(E)
IN CLOSING

While the Proponents' feel that the Proposal as written is accurate, fair, informative, and well suited for shareholder consideration, we are open to making reasonable modifications to the Proposal should Staff feel they are warranted and would help avoid even the appearance of its being misleading.

(E2)

In conclusion, the Proposal:

- Provides a clear and accurate description of the vote-counting formula that is required for determining the eligibility for resubmission of shareholder-sponsored proposals.
- Appropriately references this simple majority formula in an entirely consistent and fair way that follows the established conventions of formal writing.
- Asks the Company to adopt this simple majority formula across-the-board for counting votes at JPMorgan.
- Does not suggest that this simple majority formula is already mandated, or that the Company's current practices are not legal.
- Describes the two-formula system the Company currently uses to count management-sponsored and shareholder-sponsored proposals.
- Describes the observed effect and outcomes that result from mathematically applying these two formulas to vote-counting at JPMorgan.
- Encourages fellow shareholders to vote FOR this corporate governance item.

(E3)

In contrast, the Company has not substantiated its claims against the Proposal and has only attempted to do so by voicing its own opinion, citing determinations which are not relevant to this discussion, and misquoting the Proposal in ways that substantively and misleadingly distort its original meaning.

The Company did not ground any of its claims with relevant citation, and instead voiced opinion and opposing points of view which do not meet the normal burden of proof for justifying an exclusion, much less the more rigorous standard for "false and misleading," which must involve instances where a fact or facts stated are objectively false.

In particular, we feel that the JPMorgan No-Action request is fatally flawed because:

1. It was established that the Proposal was submitted in a timely way, that the Proponents are Mercy Rome and the Equality Network Foundation, and that Investor Voice represented Rome and the Foundation for these submissions.

2. Investor Voice was fully authorized to represent Rome & the Foundation when it made the submissions; and the Company had in its possession at the time of the filing deadline a pre-existing, valid, and in-force authorization from Ms. Rome for Investor Voice that it had received as a result of a prior filing.

3. The Proponents' Letters of Authorization are complete and permissible. There is no provision under 14a-8 that supports the requirements imagined by the Company, and JPMorgan fails to cite any authority in support of its assertions regarding same.

4. The Company engaged in highly selective out-of-context quoting, and made notable errors of omission which led to the Company issuing characterizations of the Proposal that were neither fair nor accurate representations of either the Proposal, or the Proponents' intent. The Company's arguments, which relied on these inaccurate representations for their basis, are not valid.

5. Not one of the determinations cited by the Company is relevant to the fact-set of this Proposal, or supportive of the Company's claims and assertions.

6. The Company makes multiple statements in its No-Action request (in regard to the effect of abstentions on voting) which lack coherence and are contradictory or confusing. JPMorgan issues categorical claims then undermines these claims with other admissions, in ways that clearly demonstrate "internal inconsistency." The existence of these discrepancies is

the seminal point that the Proposal seeks to raise, and to engage shareholder discussion on.

7. Despite Company assertions to the contrary, the Proposal is grounded in observable fact regarding the vote formulas used and their mathematical effect on vote outcomes.

8. The *Alaska Air Group, Inc.* (Feb. 19, 2004) no-action determination highlighted the rigorously high threshold of proof that is required to substantiate an allegation of "false and misleading." The *Alaska* determination established a clear precedent that the requirement for "false and misleading" is something that is objectively in the realm of a tangible, factual, error.

   No such factual errors are present in the Proposal.

(E4)

As a result of this analysis, we respectfully submit that JPMorgan has clearly failed to meet its burden of proof on any grounds, much less in regard to allegations of "false & misleading." For these reasons we believe that the Company's No-Action request should be firmly denied and that the entirety of the Proposal should be included in the Company's 2014 proxy.

We very much appreciate the time and attention given by Staff to the important and emerging corporate governance issue of vote-counting.

If you should have questions or need additional information, please contact me at (206) 522-3055 or team@InvestorVoice.net. Should Staff not concur with the Proponents' position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response. Thank you.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc: Exhibits 1-14

cc: Mercy Rome
Charles Gust, Equality Network Foundation
Tony Horan - JPM <Anthony.Horan@chase.com>
Martin Dunn - MoFo <MDunn@mofo.com>

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

EXHIBITS

JPMorgan Chase & Co. – No-Action Response

EXHIBIT 1:	JPMorgan 01/14/2014	**No-Action Request** (17 pages; annotated, highlighted)
EXHIBIT 2:	Shareholders 12/6/2013	**Proposal on Fair Vote-Counting** (1 page; annotated, highlighted)
EXHIBIT 3:	Mercy Rome 12/6/2013	**Rome 2013 Filing Letter** (2 pages; annotated, highlighted)
EXHIBIT 4:	Foundation 12/6/2013	**Foundation 2013 Filing Letter** (1 page; annotated, highlighted)
EXHIBIT 5:	Mercy Rome 12/4/2012	**Rome 2012 Filing Letter** (2 pages; annotated, highlighted)
EXHIBIT 6:	JPMorgan 1/2/2014	**Deficiency Letter Response 2014** (2 pages; annotated, highlighted)
EXHIBIT 7:	ISS 1/31/2014	**Feature: "Vote Disclosure in Focus"** (3 pages; annotated, highlighted)
EXHIBIT 8:	Mercy Rome 12/3/2012	**Letter of Appointment, 2012** (1 page; annotated, highlighted)
EXHIBIT 9:	Mercy Rome 12/19/2013	**Letter of Appointment, 2013** (1 page; annotated, highlighted)
EXHIBIT 10:	Foundation 5/16/2012	**Letter of Appointment, 2012** (1 page; annotated, highlighted)
EXHIBIT 11	Foundation 12/18/2013	**Letter of Appointment, 2013** (1 page; annotated, highlighted)
EXHIBIT 12:	Mercy Rome 12/22/2012	**Deficiency Letter Response, 2012** (2 pages; annotated, highlighted)
EXHIBIT 13:	various 12/22/2012	**Submissions "On Behalf Of"** (5 pages; highlighted)
EXHIBIT 14:	Mercy Rome 1/13/2012	**Letter of Appointment, 2012** (1 page; annotated, highlighted)

~ ~ ~

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

EXHIBIT 1 | No-Action Letter

(line numbers & highlights added)

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2014

<u>VIA E-MAIL (*shareholderproposals@sec.gov*)</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
<u>Shareholder Proposal of Investor Voice</u>

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Investor Voice (the ***"Proponent"***) on December 11, 2013, purportedly on behalf of Mercy A. Rome and the Equality Network Foundation, from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Investor Voice.

EXHIBIT 1 | No-Action Letter

(line numbers & highlights added)

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@mofo.com, and to Bruce T. Herbert, Chief Executive of Investor Voice, at team@investorvoice.net.

I. PROCEDURAL HISTORY

December 10, 2013	Investor Voice mails via FedEx a letter, dated December 6, 2013 (the "***Rome Letter***"), to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, Mercy A. Rome, and attaching a copy of the Proposal. Investor Voice's letter asks "that the proxy statement indicate that *Investor Voice* is the sponsor of the Proposal" and does not provide any evidence regarding its authority to act on Ms. Rome's behalf or representations regarding any relationship between Investor Voice and Ms. Rome. *See* Exhibit A.
	Investor Voice mails via FedEx a letter, dated December 6, 2013 (the "***Foundation Letter***"), to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, Equality Network Foundation (the "***Foundation***"), as a co-filer with Mercy A. Rome, and attaching a copy of the Proposal. Investor Voice's letter asks that the proxy statement indicate "that *Investor Voice* is the filer of this Proposal" and does not provide any evidence regarding its authority to act on the Foundation's behalf or representations regarding any relationship between Investor Voice and Equality Network Foundation. *See* Exhibit B.
December 11, 2013	On the deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2014 Annual Meeting, the Company receives the two Investor Voice submissions.
December 19, 2013	After confirming that Investor Voice was not a shareholder of record, the Company notifies Investor Voice by letter, dated December 18, 2013, sent via email and FedEx: (1) its view that Investor Voice is the sole proponent of the Proposal; (2) the requirements of Rule 14a-8(b); (3) its view that Investor Voice's submission failed to meet the requirements of that paragraph of Rule 14a-8; and (4) the requirement that Investor Voice cure those deficiencies within 14 days of receipt of the Company's notice (the "***Notice***"). *See* Exhibit C.

December 21, 2013	According to the letter from Investor Voice received by the Company on January 2, 2014, Investor Voice received the Company's Notice on December 21, 2013.
January 2, 2014	Mr. Herbert submits a response to the Notice via email, which includes a cover letter on Investor Voice letterhead, letters from Charles Schwab Advisor Services verifying Ms. Rome's and the Foundation's ownership of the Company's stock (dated December 11, 2013), two letters from Ms. Rome appointing Investor Voice to act as her representative and stating her intention to hold her shares through the date of the 2014 Annual Meeting (the date of those letters was December 19, 2013, according to the notarization), and two letters from Charles M. Gust, President of the Foundation, appointing Investor Voice to act as the Foundation's representative and stating the Foundation's intention to hold its shares through the date of the 2014 Annual Meeting (the date of those letters was December 18, 2013, according to the notarization).[1] *See* Exhibit D.
January 4, 2014	The 14-day deadline for responding to the Company's Notice of the eligibility and procedural deficiencies passes without Investor Voice submitting any proof of its ownership of the Company's securities.

II. SUMMARY OF THE PROPOSAL

On December 11, 2013, the Company received the Rome Letter and the Foundation Letter from Investor Voice, each containing the Proposal and Supporting Statement for inclusion in the Company's 2014 Proxy Materials. The Proposal reads as follows:

> "RESOLVED: Shareholders of JP Morgan Chase & Company ('JPM' or 'Company') hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections). This policy shall apply

---

[1] The letters from Ms. Rome and the Foundation authorizing Investor Voice to submit shareholder proposals on their behalf (as well as the letters indicating their intent to hold shares through "the subsequent annual meeting") were not dated, other than the dates of notarization which are reflected above. As notaries have an obligation to observe signatures and to note the date thereof in their notarizations, we refer in this no-action request to the notarization dates as the date of the letters.

to all matters unless shareholders have approved higher standards, or applicable laws or stock exchange regulations dictate otherwise."

III. EXCLUSION OF THE PROPOSAL AND SUPPORTING STATEMENT

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as Investor Voice did not provide sufficient proof of its ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b);
- Rule 14a-8(e)(2), as the letters from Ms. Rome and the Foundation purporting to provide Investor Voice with the authority to submit the Proposal to the Company on their behalf were executed and provided to the Company after the Rule 14a-8(e) deadline; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

1. Investor Voice should be treated as the sole proponent of Proposal

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001).

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The Rome Letter from Investor Voice states "on behalf of Mercy A. Rome, please find the enclosed Proposal that is submitted for consideration and action by stockholders at the next annual meeting ... Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholder meeting." That letter also states "we ask that the proxy statement indicate that *Investor Voice* is the sponsor of this Proposal." A copy of the Proposal and Supporting Statement were the only attachments accompanying this letter; there was no evidence of any kind indicating any relationship between Investor Voice and Mercy Rome. Similarly, the Foundation Letter from Investor Voice states "on behalf of Equality Network Foundation, please find the enclosed resolution – which is co-filed in conjunction with Investor Voice on behalf of Mercy Rome – which we submit for consideration and action by stockholders at the next annual meeting ... Equality Network Foundation is the beneficial owner of 55 shares of common stock entitled to be voted at the next stockholder meeting." The Foundation Letter also states "[w]e would appreciate your indicating in the proxy statement that *Investor Voice* is the filer of this proposal." A copy of the Proposal and Supporting Statement were the only attachments accompanying this letter; there was no evidence of any kind indicating any relationship between Investor Voice and the Foundation.[2]

As noted above, the Rome Letter and the Foundation Letter were received on December 11, 2013, the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals to be eligible for inclusion in the Company's 2014 Proxy Materials. Upon receipt of the submissions from Investor Voice and identification of deficiencies with the submissions under Rule 14a-8(b), the Company sent the Notice to Mr. Herbert on December 19, 2013, notifying him that the Company had not received by the December 11, 2013 shareholder proposal deadline any evidence that Ms. Rome or the Foundation had authorized Investor Voice to submit the Proposal on their behalf and, as a result, would treat Investor Voice as the sole proponent of the Proposal.[3] The Notice further provided that, as the proponent, Investor Voice must provide the Company, within 14 days of receipt of the Notice, sufficient proof of Investor Voice's ownership of the Company's shares and a representation that it would hold the shares through the 2014 Annual Meeting. *See* Exhibit C.

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[2] In this regard, in the initial submission by Investor Voice in *The J.M. Smucker Company* (Jun. 22, 2012) ("*Smucker*"), Investor Voice attached both a proposal and Letters of Appointment and Intent from the shareholder it was representing.

[3] We note that Investor Voice's failure to provide any evidence that it was merely acting as proxy to submit a proposal for other persons was not a failure that required the Company to provide notice under Rule 14a-8(f). Rule 14a-8(f) requires notice only with regard to eligibility issues described in paragraphs (a) (failure to submit a "proposal"), (b) (failure to show proof of ownership), (c) (submitting more than one proposal), and (d) (submitting a proposal that exceeds 500 words) of Rule 14a-8.

On January 2, 2014, Mr. Herbert submitted a response to the Notice via email and fax, which included a cover letter on Investor Voice letterhead, letters from Charles Schwab Advisor Services verifying Ms. Rome's and the Foundation's ownership of the Company's stock (dated December 11, 2013), two letters from Ms. Rome appointing Investor Voice to act as her representative and stating her intention to hold her shares through the date of the 2014 Annual Meeting (each dated December 19, 2013), and two letters from Charles M. Gust, President of the Foundation, appointing Investor Voice to act as the Foundation's representative and stating the Foundation's intention to hold its shares through the date of the 2014 Annual Meeting (each dated December 18, 2013). *See* Exhibit D. Importantly, the letters of appointment from Ms. Rome and the Foundation (the "***Letters of Appointment***") were both dated after the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals (December 18, 2013 in the case of the Foundation Letter of Appointment and December 19, 2013 in the case of the Rome Letter of Appointment). Further, neither letter of appointment mentioned the Company or the Proposal; the letters provided broad authority to Investor Voice (among other entities) with respect to "[t]he submission, negotiation, and withdrawal of shareholder proposals" and refer to "any company receiving a shareholder proposal under this durable appointment and grant of authority."

Staff Legal Bulletin 14 is clear that the shareholder "is responsible for ***proving his or her eligibility to submit a proposal to the company***" (emphasis added). Because Investor Voice did not provide any proof that it had the right to represent Ms. Rome or the Foundation with regard to this Proposal prior to the Rule 14a-8 deadline, the Company received no evidence that the Proposal was, in fact, submitted by any person other than Investor Voice before that deadline passed. In fact, the Letters of Appointment were both dated after the deadline, making clear that Investor Voice did not have the requisite authority prior to submission of the Proposal or the Rule 14a-8(e) deadline for submission. Both Letters of Appointment purport to be "forward-looking as well as retroactive." The Company believes that "retroactive" appointment of a shareholder representative in the manner attempted here is not consistent with Rule 14a-8. Allowing a non-shareholder to claim eligibility to submit a proposal on a shareholder's behalf and then demonstrate such "eligibility" only after receiving a deficiency notice would undercut the basic underpinning of Rule 14a-8 – that only shareholders are entitled to submit proposals. Non-shareholders are not entitled to submit a proposal and then, after the submission deadline and potentially after receiving notice of their failure to demonstrate eligibility, find approval of that proposal from an eligible shareholder as a *post-hoc* means of salvaging eligibility to submit the proposal, notwithstanding any attempt to make the approval "retroactive."

The Letters of Appointment also failed to mention the Company or the Proposal. As noted above, the Letters of Appointment provide broad, generic authority to Investor Voice (among other entities) with respect to "[t]he submission, negotiation, and withdrawal of

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shareholder proposals" and refer to "any company receiving a shareholder proposal under this durable appointment and grant of authority." In other words, the Letters of Appointment provide generic "proxy" authority to Investor Voice to submit any shareholder proposals Investor Voice desires to any companies in which Ms. Rome and/or the Foundation hold the requisite shares. The Company believes that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of a proxy such as provided in the Letters of Appointment. To conclude otherwise could lead to situations where a non-shareholder, relying on a "proxy" delivered years earlier, submits a proposal entirely unknown to the underlying shareholder. Such a circumstance would completely undercut the fundamental tenet of Rule 14a-8 that only shareholders may submit proposals. Further, under those circumstances, the company likely would want to verify that shareholder's authorization is still valid, which would require the company to contact the shareholder. Placing the burden on the company to prove that the proposal is put forth on behalf of a shareholder is inconsistent with Rule 14a-8 as the burden is on the shareholder to prove eligibility to submit a proposal.

The Company's view is supported by the recent case, *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE) ("*Waste Connections v. Chevedden*"). In *Waste Connections v. Chevedden*, the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc., could omit a proposal submitted by Mr. Chevedden, purportedly on behalf of Mr. McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another person to submit a shareholder proposal. Accordingly, the Letters of Appointment should not be viewed as providing the requisite authority to Investor Voice under Rule 14a-8 to submit the Proposal on behalf of Ms. Rome or the Foundation (in addition to the fact that the authority was not provided until after the Rule 14a-8 deadline for submitting shareholder proposals as discussed above).

In Mr. Herbert's January 2, 2014 response to the Notice, Mr. Herbert stated that "[i]t is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities." The Company agrees. However, the Company disagrees with any assertion that a shareholder representative need not have proper authorization from the shareholder at the time the representative submits the proposal (or, at the least, before the Rule 14a-8 deadline for submission of shareholder proposals), as is the case here. The Company believes that requiring such authority prior to submission of the proposal and the Rule 14a-8 deadline is supported by Rule 14a-8, Staff guidance on and interpretations thereof, and common practice. Entities or individuals that are not shareholders are not entitled to submit a proposal without appropriate authorization – which is why representatives of shareholders routinely include written authorization from the

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represented shareholder in the initial submission of a proposal (as Investor Voice did in its submission in *Smucker*).

Investor Voice failed to submit authorization to file the Proposal or provide proof of ownership by a third party until after the Rule 14a-8(e)(2) deadline. Further, the Letters of Authorization were executed after that deadline and failed to reference the Company or the Proposal. Accordingly, the Company considers Investor Voice to be the sole proponent of the Proposal.

2. Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent then failed to correct those deficiencies within 14 days of receipt of that notice. As the Company could confirm only that Investor Voice was not a shareholder of record, it provided a timely notice of deficiency to Investor Voice (the sole proponent of the Proposal, as discussed above) under Rule 14a-8(f)(1).

As noted above, the Company received two letters containing the Proposal and Supporting Statement on December 11, 2013, via FedEx. Within 14 days of its receipt of the Proposal, the Company gave notice to the sole proponent, Investor Voice, advising Investor Voice that it had not provided written proof of its eligibility to submit the Proposal. The Company's Notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining that sufficient proof of ownership had not been received by the Company – *i.e.*, "Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $ 2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Investor Voice is the record owner of sufficient shares to satisfy this requirement";

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- An explanation of what Investor Voice should do to comply with the rule – *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership of JMPC shares by Investor Voice" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;

- A description of the required proof of ownership in a manner that was consistent with the guidance contained in Staff Legal Bulletin 14F (Oct. 18, 2011), ("***SLB 14F***") – *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.";

- A statement calling Investor Voice's attention to the 14-day deadline for responding to the Company's notice – *i.e.*, "[f]or the Proposal to be eligible for inclusion in JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 and Staff Legal Bulletin 14F.

As of the date of this letter, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when no proof of ownership is submitted by a proponent. *See Anadarko Petroleum Corporation* (Jan. 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

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The Proposal was submitted via FedEx on December 10, 2013, and received by the Company on December 11, 2013. The Proposal was not accompanied by proof of eligibility to submit a proposal (either by Investor Voice, Ms. Rome or the Foundation). *See* Exhibits A and B. On December 19, 2013 (a date within 14 days of receipt of the Proposal), the Company properly gave notice to Investor Voice that it was not a record holder of the Company and, therefore, must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibit C. To date, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. Accordingly, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

For the reasons above, the Company believes that Investor Voice should be deemed the sole proponent of the Proposal. Because Investor Voice failed to provide sufficient proof of ownership of the Company's securities after receiving proper notice from the Company (within the timeframe and in the manner established by Rule 14a-8), the Company believes it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(e)(2), Because Investor Voice Did Not Receive Authorization to Submit the Proposal on Behalf of a Shareholder Until After the Rule 14a-8(e) Deadline

Should the Staff be of the view that Ms. Rome and the Foundation should be treated as the proponents of the Proposal, it is the Company's view that the Proposal may be properly excluded under Rule 14a-8(e) because neither Ms. Rome nor the Foundation provided Investor Voice with authority to submit the Proposal on their behalf until after the deadline established in accordance with Rule 14a-8 for submitting proposals.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting. . ." The proxy statement for the Company's 2013 Annual Meeting of Shareholders was first sent to shareholders on or about April 10, 2013, as disclosed in that proxy statement. The Company's next annual meeting is scheduled for May 20, 2014. Because the

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Company held its previous annual meeting on May 21, 2013, and the 2014 annual meeting is scheduled for a date that is within 30 days of the anniversary of the date of the 2013 annual meeting, Rule 14a-8(e)(2) provides that all shareholder proposals were required to be received by the Company not less than 120 calendar days before the anniversary date of the Company's proxy statement released to shareholders in connection with the Company's 2013 annual meeting of shareholders. In accordance with the guidance set forth in SLB 14, the Company calculated the deadline for proposals for the 2014 annual meeting as follows:

- Release date for the 2013 Proxy Materials: April 10, 2013
- Increase that date by one year: April 10, 2014
- "Day One": April 9, 2014
- "Day 120": December 11, 2013

Pursuant to Rule 14a-5(e), the Company's 2013 proxy statement stated, under the caption, "Shareholder proposals and nominations for the 2014 annual meeting – Proxy statement proposals" that shareholder proposals intended to be presented at the Company's 2014 annual meeting and included in the proxy materials for that meeting must be received by the Company no later than December 11, 2013. Although the Proposal was submitted to the Company prior to this deadline, the Company did not receive any evidence that the Proposal was, in fact, submitted on behalf of a shareholder (*i.e.*, Ms. Rome or the Foundation) satisfying Rule14a-8(b)'s eligibility requirements until more than three weeks after that deadline (*i.e.*, on January 2, 2014). Further, the evidence provided on January 2, 2014 was insufficient for purposes of Rule 14a-8(e), as the Letters of Appointment providing authority to Investor Voice to file the Proposal were not executed by Ms. Rome and the Foundation until after the deadline. The Letters of Appointment for Ms. Rome and the Foundation were executed on December 19, 2013 and December 18, 2013, respectively, according to the notarizations. As noted above, the Company believes Investor Voice is the Proposal's sole proponent. If, however, the Staff is of the view that Ms. Rome and the Foundation are the only proponents of the Proposal, the Company believes evidence of Ms. Rome's and the Foundation's intent to submit the Proposal was not received prior to the Rule 14a-8(e) deadline.[4] Thus, the Proposal may be omitted in reliance on Rule 14a-8(e)(2).

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[4] As discussed above, the Company also believes that the Letters of Appointment were deficient in providing authority to Investor Voice to file the Proposal because the letters did not mention the Proposal or the Company specifically, but rather granted broad, non-specific authority to Investor Voice (among other entities) to file shareholder proposals on their behalf. The Company believes such proxy authority is inconsistent with Rule 14a-8. Moreover, the Letters of Appointment were not

The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g., American Express Co.* (Dec. 21, 2004) (proposal received one day after the deadline); *Thomas Industries Inc.* (Jan. 15, 2003) (proposal received one day after the deadline); *SBC Communications Inc.* (Dec. 24, 2002) (proposal received one day after the deadline); and *Hewlett-Packard Co.* (Nov. 27, 2000) (proposal received one day after the deadline).

D. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading*

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the company demonstrates that a factual statement is objectively and materially false or misleading. The Proposal and Supporting Statement contain multiple factual statements that are objectively and materially false and misleading.

First, the Supporting Statement erroneously states that the Commission "dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals." The Supporting Statement then references this "*SEC Standard*" four additional times throughout the text. In fact, Rule 14a-8 does not contain a "vote-counting standard" for determining the eligibility of shareholder to submit or re-submit a proposal – the only eligibility requirements for the submission of a shareholder proposal are set forth in subsections (a), (b), (c), (d) and (e) of the rule. However, paragraph (i)(12) of Rule 14a-8 does set forth an objective standard pursuant to which a company may exclude a shareholder proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in its proxy materials. Rule 14a-8(i)(12) permits exclusion of a proposal from a company's proxy materials if it received less than a certain percentage of the vote the last time a proposal dealing with substantially the same subject matter was voted on during the preceding five calendar years.

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executed until after deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2014 Annual Meeting.

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Solely for determining the "shareholder vote" for purposes of Rule 14a-8(i)(12), Section F.4 of Staff Legal Bulletin 14 instructs: "Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation." However, characterizing this Staff guidance, intended simply to provide a clear and consistent manner of determining the application of Rule 14a-8(i)(12) to a proposal (regardless of a company's applicable state-law voting standard), as the "*SEC Standard*" for counting votes is materially misleading to shareholders, as the premise is false and it likely would lead shareholders to conclude that the SEC has a voting standard that the Company ignores. The Supporting Statement continues by stating that "JPM does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by (a) the FOR votes, plus (b) the AGAINST votes, plus (c) the ABSTAIN votes." This statement is materially false and misleading – the Company does, indeed, follow the Staff Legal Bulletin 14 standard when considering the application of Rule 14a-8(i)(12); to say otherwise is to inappropriately imply that the Company does not follow the Staff's guidance.

The Staff's position regarding Rule 14a-8(i)(12) has nothing to do with the shareholder vote required to adopt a proposal or elect directors, which are solely matters of state corporate law. The Commission's proxy rules make this point clear – Item 21 of Schedule 14A requires the following:

> Item 21. Voting procedures. As to each matter which is to be submitted to a vote of security holders, furnish the following information:
>
> (a) State the vote required for approval or election, other than for the approval of auditors.
>
> (b) ***Disclose the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions***" (emphasis added).

Item 21 of Schedule 14A does not mandate a vote-counting method for matters presented to shareholders; rather, it requires disclosure of the voting standard "under applicable state law as well as registrant charter and by-law provisions." As the method for establishing the vote required to adopt a proposal or elect directors is a matter of state law, the Proposal's effort to cast the Staff's interpretation of Rule 14a-8(i)(12) as the "*SEC Standard*" for vote counting is fundamentally false and misleading. Further, the Supporting Statement uses four different occasions to mislead shareholders by using the emphasized term the "*SEC Standard*" to describe the Rule 14a-8(i)(12) Staff guidance as a broad

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Commission standard for counting votes. Given the false fundamental premise upon which the Supporting Statement attempts to persuade shareholders to vote, the entire Proposal and Supporting are false and misleading in violation of Rule 14a-9 and, therefore, may be properly excluded from the Company's 2014 Proxy Materials.

Second, the Supporting Statement is replete with misleading statements regarding the voting standard requested. Specifically, the Supporting Statement contains no less than four assertions that a voting standard that counts abstentions as votes cast serves to "arbitrarily and unilaterally switch[]" abstentions, is "irrespective of the voter's intent," is "arbitrary," and "artificially" "advantages management's slate of directors." At the core of this misleading argument throughout the Supporting Statement is the statement that "Abstaining voters consciously act to ABSTAIN – to have their votes noted, but not counted." This core statement is untrue; the Company's proxy materials make clear the effect of abstentions to all voters, before they decide how to proceed. As stated annually in the Company's proxy materials regarding proposals other than the election of directors:

> The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve all other proposals. In determining whether each of the other proposals has received the requisite number of affirmative votes, ***abstentions will be counted and will have the same effect as a vote against the proposal.*** Broker non-votes will have no impact since they are not considered shares entitled to vote on the proposal[5] (emphasis added).

The Supporting Statement further misleads shareholders by including six statements that the Company follows the vote counting standard described above with regard to "shareholder-sponsored proposals" when, in fact, the standard described above is followed for all proposals, other than the election of directors, regardless of whether a proposal is a Company proposal or a shareholder proposal. In this regard, the Company annually includes at least one management-supported proposal for which abstentions are counted as votes against such proposal – meaning that voters who abstain from voting on such proposal(s) are counted as votes against the proposal(s) and against the Board's recommended support for such proposal(s). Examples of such proposals include: (i) proposals seeking shareholder ratification of the Company's independent registered public accounting firm;[6] (ii) proposals

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[5] *See* the 2013 proxy materials at page 53, available here: http://www.sec.gov/Archives/edgar/data/19617/000001961713000255/jpmc2013definitiveproxysta.htm.

[6] Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote against the proposal.

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seeking adoption of a new or amended employee incentive plan;[7] (iii) advisory proposals to approve executive compensation;[8] and (iv) proposals to amend the Company's Bylaws or Certificate of Incorporation.[9]

The Supporting Statement, in the second of its "Three Considerations," furthers the misleading description of the Company's vote-counting standard by stating that "Abstaining voters do not follow management's recommendations AGAINST a shareholder-sponsored item. Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management." These statements are not true. As discussed above, abstaining voters make that voting decision with full knowledge of the effect of the abstention; further, abstentions are counted as votes against Company proposals, as well. Put simply, the voting standard described in the Company's proxy materials counts all abstentions as votes against a proposal, regardless of the sponsor; the description of "all abstentions ... siding with management" materially misstates the true operation of the Company's voting standard. Given that the Supporting Statement repeatedly provides a false description of the Commission's rules and the operation of the Company's voting standard and the purpose of the Proposal is premised on an objectively false rationale – that abstentions are universally and arbitrarily counted in favor of management – the entire Proposal and Supporting Statement, when taken as a whole, are materially false and misleading.

In *State Street Corporation* (Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (*i.e.*, to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement

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[7] Such a proposal was in the Company's 2011 proxy materials and contained the following description of the vote standard: "The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve the Amendment to the Long-Term Incentive Plan ... In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal."

[8] Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote against the proposal.

[9] Such a proposal will be present in the Company's 2014 Proxy Materials, seeking to approve an amendment to the Company's Certificate of Incorporation to provide shareholders the right to act by written consent, and for which abstentions will be counted and will have the same effect as a vote <u>against</u> the proposal.

annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading. *See also General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as "more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9). In *Alaska Air Group, Inc.* (Feb. 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9.

As with the proposals in the Staff no-action letters discussed above, the Supporting Statement purports to provide shareholders with the purpose and intent of the Proposal – that the Company's vote-counting method is "internally inconsistent" and "calls for the use of the fair and consistent SEC Standard across-the-board." However, as discussed above, this statement (and the numerous other similar statements throughout the Supporting Statement) is objectively false. First, there is no "*SEC Standard*" for counting votes on shareholder or management proposals. Second, the Company's standard for counting votes on proposals other than for the election of directors is clearly explained to shareholders in its proxy materials and is applied consistently across both management-sponsored and shareholder-sponsored proposals. Third, there is no "internal inconsistency" in the vote standard applied to management proposals versus that applied to shareholder proposals – for each, abstentions are counted as votes against the proposal. Fourth, the Company does not (and never has) "arbitrarily and universally switched" shareholder votes. The Company believes that the numerous and pervasive false and misleading statements in the Supporting Statement, when taken together as a whole with the Proposal, renders the entire Proposal materially false and misleading under Rule 14a-9. Specifically, the entire rationale for the Proposal, as set forth in the Supporting Statement, is materially false and misleading. As such, if included in the 2014 Proxy Materials, shareholders would be materially misled about the Commission's rules, the operation of the Company's current voting standard, and the effect of the Proposal, if implemented.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Mr. Bruce T. Herbert, Chief Executive, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

EXHIBIT 2 | Shareholder Proposal

(line numbers & highlights added)

Final-1 JP Morgan Chase 2013-2014 – Fair Vote-Counting
(corner-note for identification purposes only, not intended for publication)

RESOLVED: Shareholders of JP Morgan Chase & Company ("JPM" or "Company") hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

JPM is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided only by **(a)** the FOR, plus **(b)** the AGAINST votes.

JPM does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by **(a)** the FOR votes, plus **(b)** the AGAINST votes, plus (c) the ABSTAIN votes.

JPM's 2013 proxy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as a vote against the proposal."

Using ABSTAIN votes as JPM does counters an accepted hallmark of fair voting – honoring voter intent. Thoughtful voters who choose to ABSTAIN should not have their choices arbitrarily and universally switched as if opposing a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to ABSTAIN – to have their vote noted, but not counted. Yet, JPM unilaterally counts all abstentions as if AGAINST a shareholder-sponsored proposal (irrespective of the voter's intent).

[2] Abstaining voters do not follow management's recommendation AGAINST a shareholder-sponsored item. Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management.

[3] Remarkably, JPM embraces the *SEC Standard* that this Proposal requests and excludes abstentions for Company-sponsored Proposal #1 (director elections, stating that abstentions will "have no impact as they are not counted as votes cast"), while applying a more restrictive vote-counting formula that includes abstentions to all shareholder-sponsored proposals.

This advantages management's slate of director nominees by artificially boosting the appearance of support on Proposal #1, and depresses (harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices – counting votes using two different formulas – fail to respect voter intent, are arbitrary, and run counter to core principles of sound corporate governance.

A system that is internally inconsistent – like JPM's – is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

JPM must recognize the inconsistency of applying the *SEC Standard* to the Company-sponsored proposal on board elections, while applying a different formula (that artificially lowers the vote) to shareholder-sponsored proposals.

Therefore, please vote FOR this common-sense governance Proposal that calls for the use of the fair and consistent *SEC Standard* across-the-board, while allowing flexibility for different thresholds where required.

~ ~ ~

Exhibit 3 | Rome 2013 Filing Letter

(line numbers & highlights added)

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

December 6, 2013

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan:

On behalf of clients, Investor Voice reviews and comments on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There are two vote-counting formulas in use on the JP Morgan Chase & Company proxy, which is a practice that can confuse and certainly disadvantages shareholders. An impartial observer will naturally conclude that this inconsistent manner of vote-counting advantages management at the expense of shareholders.

We would like to see these policies changed, and have engaged other major corporations on this good-governance topic with the result that their Boards have adopted changes that ensure a more fair and consistent vote-counting process across-the-board.

In regard to steps other major corporations have taken, please see the attached sample of proxies of corporations that have adopted these policies, which includes:

Cardinal Health, an Ohio corporation (proxy; page 2)

Plum Creek, a Delaware corporation (proxy; page 4)

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – what we call the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of Mercy A. Rome, please find the enclosed Proposal that is submitted for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We ask that the proxy statement indicate that *Investor Voice* is the sponsor of this Proposal.

Exhibit 3 | Rome 2013 Filing Letter

(line numbers & highlights added)

Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since April 13, 2009 (supporting documentation available upon request). In accordance with SEC rules, the client affirmatively states their intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the Proposal.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a dialogue and meeting of the minds will result in JP Morgan taking steps that will lead to the withdrawal of the Proposal.

Toward this end, you may contact us via the address or phone listed above.

Many thanks; happy holidays; we look forward to a discussion of this important governance topic.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy A. Rome
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting
Examples of Companies Changing Bylaws

Exhibit 4 | Foundation 2013 Filing Letter

(line numbers & highlights added)

INVESTOR VOICE

VIA OVERNIGHT DELIVERY

INVESTOR VOICE SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

December 6, 2013

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan:

On behalf of clients, Investor Voice monitors the financial and social implications of the policies and practices of companies. In so doing, we seek to create higher levels of economic, social, and environmental wellbeing – to the benefit of both investors and the companies they own.

Therefore, on behalf of Equality Network Foundation, please find the enclosed resolution – which is co-filed in conjunction with Investor Voice on behalf of Mercy Rome – which we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the filer of this proposal.

Equality Network Foundation is the beneficial owner of 55 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation is available upon request). These securities have been continuously held for at least one year, and it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the 2014 annual meeting of stockholders. In accordance with SEC rules, a representative of the filers will attend the stockholders meeting to move the resolution, if required.

It is our belief that meaningful steps would allow us to withdraw the proposal, and would enhance both our company's financial value and reputation.

With every good wish for an enjoyable and uplifting holiday season, I thank you for your consideration of this matter.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

Exhibit 5 | Rome 2012 Filing Letter

(line numbers & highlights added)

INVESTOR VOICE

2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Tuesday, December 4, 2012

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be more than one vote-counting formula in use on the JPMorgan Chase proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome a discussion of your thinking in regard to these policies. We have successfully discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

See for example:

Cardinal Health (2012 proxy, page 2)
http://ir.cardinalhealth.com/annual-proxy.cfm

Plum Creek (2011 proxy, page 4)
http://www.plumcreek.com/Investors/nbspFinancialPublications/tabid/62/Default.aspx

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of Mercy A. Rome, please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

Exhibit 5 | Rome 2012 Filing Letter

Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since April of 2009. In accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in steps being taken that will allow the proposal to be withdrawn.

Toward that end, you may contact us via the address and phone listed above

Many thanks. We look forward to hearing from you and enjoying a robust discussion of this important governance topic.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy A. Rome
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

Exhibit 6 | Deficiency Response 2014

(line numbers & highlights added)

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE: *212-270-4240*
VIA ELECTRONIC DELIVERY: *Anthony.Horan@chase.com*

January 2, 2014

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan,

We received on December 21, 2013 your letter dated December 18, 2013 in response the Investor Voice filing of a shareholder Proposal on behalf of Mercy A. Rome and the Equality Network Foundation.

It is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. Mercy Rome and the Equality Network Foundation are the Proponents of this Proposal and – in line with long tradition – Investor Voice is assisting them with the filing.

Your letter requested certain routine documentation, in response to which the following items are attached:

- **Verification of ownership for each Proponent**
- **Authorization for Investor Voice by each Proponent**
- **Statement of intent to hold shares by each Proponent**

We feel this fulfills the requirements of SEC Rule 14a-8, so please inform us in a timely way should you feel otherwise. We would appreciate receiving confirmation that you received these materials in good order.

You will note in the attached "Letters of Appointment" that both Proponents request that JPMorgan Chase & Co. direct all correspondence related to this matter to the attention of Investor Voice. You may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your stock ticker symbol "JPM." (including the period) and we will do the same.

Thank you. As expressed in the filing letter, the issue of fair and consistent vote-counting is germane to all shareholders. We look forward to a discussion of this important corporate governance matter, and hope that positive steps taken can lead to a withdrawal of the Proposal.

Happy New Year.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy A. Rome
Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: 2 Letters of Verification
2 Letters of Appointment
2 Statements of Intent

Exhibit 7 | ISS Governance Weekly

(line numbers & highlights added)

ISS
An MSCI Brand

Governance Weekly

January 31, 2014

FEATURE

Vote Disclosures in Focus for 2014 U.S. Proxy Season

Vote disclosures and calculations will feature prominently over the 2014 U.S. annual meeting, with shareholder activists filing resolutions calling for "enhanced" confidential voting, as well as a uniform calculus for measuring support and opposition.

Click here to read the full story. »

EUROPE, MIDDLE EAST, AND AFRICA

Grant Thornton releases its assessment of governance at the largest 350 U.K. companies in 2013.

Click here to read the full story. »

ISS NEWS

ISS seeks feedback on ongoing benchmark consultation, director compensation bylaw FAQs.

Click here to read the full story. »

MEETINGS TO WATCH

Bank Hapoalim, Feb. 11 | ISS Governance QuickScore: N/A

Bank Leumi le-Israel, Feb. 11 | ISS Governance QuickScore: N/A

Click here to read the full story. »

RESEARCH & RESOURCES ON ISS' GOVERNANCE EXCHANGE

2013 Proxy Season Review: Spain

2013 Proxy Season Review: U.K. & Ireland

2013 Proxy Season Review: France

2013 Proxy Season Review: Hong Kong

2013 Proxy U.S. Season Review: ESG Proposals

2013 Proxy Season Review: Japan

2013 Voting Results Report: Europe

2013 Proxy Season Review: United States

More on www.issgovernance.com »

Exhibit 7 | ISS Governance Weekly

(line numbers & highlights added)

Vote Disclosures in Focus for 2014 U.S. Season

Vote disclosures and calculations will feature prominently over the 2014 U.S. annual meeting, with shareholder activists filing resolutions calling for confidential voting as well as a uniform calculus for measuring support and opposition.

Calls for "enhanced confidential voting," filed principally by retail investor John Chevedden, will first go to a vote at **Whole Foods Market** on Feb. 24, with resolutions also being filed to **The Home Depot, Comcast, Amazon.com, Intel, Cummins,** and **Omnicom Group**, among others. ISS is now tracking 14 such proposals, many of which have been challenged at the U.S. Securities and Exchange Commission or judicially, as in the case of Omnicom, a New York-headquartered firm providing advertising and marketing communications services.

The resolutions effectively aim to bar management's visibility into the running tally for management and shareholder resolutions, so as to hinder management's ability to solicit or sway votes prior to a meeting. However, language in the proposals typically provides a carve-out for proxy contests, so as not to create asymmetrical disclosures between management and dissidents, and to monitor votes to ensure quorum requirements are met.

Confidential voting has received significant attention following a separate chairman and CEO vote last May at **JP Morgan Chase's** annual meeting. Proponents of the board leadership shareholder resolution called into question the company's decision to abruptly end disclosure of running vote tallies to the proposal's sponsor in the days prior to the meeting. The Securities Industry and Financial Markets Association (SIFMA) instructed Broadridge Financial Solutions to stop sending real-time results to the American Federation of State, County and Municipal Employees, the New York City Comptroller's Office, and other resolution sponsors, according to press reports, which also noted the banking giant's current head of government affairs previously served as head of SIFMA.

Last year, ISS tracked vote results for just one confidential voting resolution--at **CenturyLink**--which received the support off 42.2 percent of votes cast "for" and "against." The figure is largely in keeping with historical voting trends. Of nearly 90 proposals voted dating back to 1994, average support stood at 38.7 percent, according to ISS records.

A Uniform Voting Calculus

Another issue likely to be in focus this year is the method by which companies count votes. Investor Voice, a Seattle-based group that "develops and implements robust shareholder engagement strategies for institutions, individuals, and non-profits," has filed nine resolutions calling on companies to take a uniform approach to calculating support and opposition levels for both management and shareholder resolutions. Companies receiving proposals include **Simon Property Group, McDonald's, Goldman Sachs,** and **Charles Schwab**, among others, with plans for filings at a another six firms.

According to the proponent, the resolutions call for all matters presented to shareholders to be decided by a simple majority of the shares voted "for" and "against" (or "withheld" in the case of board elections) both management and shareholder resolutions.

"Folks are generally shocked to learn about this issue, because it's somewhat remarkable that companies can generally adopt whatever vote-counting formula they wish, and are often seen using multiple, differing formulas within the same proxy--often in ways that advantage some or all management-sponsored proposals, while disadvantaging each-and-every shareholder-sponsored one," said Bruce Herbert, chief executive of Investor Voice, in an email to ISS. "There are important principles of fairness and propriety at stake, and occasionally instances where a majority vote (counted the way the SEC does for purposes of determining eligibility for resubmission), is turned into a failing vote because of the variant vote-counting formula used by the company."

The resolution, which would effectively harmonize company voting calculations with those used by the SEC when measuring shareholder proposal support for resubmission eligibility, stems from the treatment of broker non-votes as dissent by Plum Creek Timber some years ago, according to Larry Dohrs, vice president at Investor Voice. Dohrs told *Governance Weekly* that while companies have since been prohibited from treating broker non-votes as "against" votes, his group has been focused on appropriateness of companies determining abstentions are in fact representative of opposition to a shareholder resolution.

Questions over the calculus used by companies in determining approval of shareholder proposals in particular were also in the spotlight as recently as last June, following the annual meeting of Bermuda-incorporated **Nabors Industries**. In a June 6 form 8-K filing, the firm announced that resolutions filed by investors calling for the right of proxy access, an independent board chair, and a shareholder vote on golden parachutes, netted 46.7 percent, 49.5 percent, and 45.9 percent of the vote, respectively. When abstentions and broker non-votes were excluded from opposition tally, however, each of the resolutions garnered a narrow majority.

Nabors' calculation of the voting results conflicted with disclosures on voting requirements in separate areas of the 2013 proxy statement as well as with voting requirements detailed in the company's 2012 DEF14-A, leading to confusion among company stockholders. The company argued there had been no change to its voting calculus, which, officials said, had always treated broker non-votes as votes against on non-binding shareholder proposals.

Notably, the campaign is not new, with the New York City Employee Retirement System (NYCERS) filing similar resolutions calling for the exclusion of abstentions when counting dissent on shareholder proposals, according to ISS records. Those resolutions--voted on more than a decade at **Alaska Air Group, Fluor, PG&E, Harrah's Entertainment**, and others--netted average support of just over 15 percent Â with a high of 20.9 percent of votes cast "for" and "against."--*Subodh Mishra, Governance Exchange*

BACK TO TOP ↑

Exhibit 8 | Mercy Rome Authorization, 2012

(line numbers & highlights added)

Monday, December 3, 2012

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter I hereby authorize and appoint Investor Voice and/or Newground Social investment (or its agents), to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,

signature, Mercy Rome

Mercy Rome
c/o Bruce T. Herbert
Investor Voice
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Exhibit 9 | Mercy Rome Authorization, 2013

(line numbers & highlights added)

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter I hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

[signature]
signature

Mercy A. Rome
c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 19 day of Dec., 2013,

by Mercy A. Rome, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public [signature] (Signature of Notarizing Officer) Expiration Date 1/2/2016 (mm/dd/yyyy)

(NOTARY SEAL)

LARRY S DOHRS
MY COMMISSION EXPIRES JAN 2 2016
STATE OF WASHINGTON
NOTARY PUBLIC

Exhibit 10 | Foundation Letter of Authorization, 2012

(line numbers & highlights added)

Wednesday, May 16, 2012

Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Appointment of Newground / Investor Voice

To Whom It May Concern:

By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,

signature

Charles M. Gust
Executive Director

Exhibit 11 | Foundation Letter of Appointment, 2013

(line numbers & highlights added)

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter we hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

signature

Charles M. Gust
President
Equality Network Foundation

c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public [signature: Marcella Scannell] Expiration Date 04/23/16
(Signature of Notarizing Officer) (mm/dd/yyyy)

(NOTARY SEAL)
MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16

5

INVESTOR VOICE

Investor Voice, SPC
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA ELECTRONIC DELIVERY:
Anthony.Horan@chase.com & Caracciolo_Irma@jpmorgan.com

Saturday, December 22, 2012

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re Shareholder Proposal in Regard to Vote-Counting

Dear Mr. Horan:

We are in receipt of your letter dated 12/11/2012, and write to correct an error of fact. Your letter, in the first paragraph, incorrectly asserts: "The letter from Investor Voice states that Mercy A. Rome is submitting this proposal; ..."

However, our 12/4/2012 letter submitting the proposal clearly states in the last paragraph of the first page: "Therefore, on behalf of Mercy A. Rome, please find the enclosed resolution..."

Therefore, your subsequent assumptions and rationale (that Investor Voice somehow is itself the proponent, and not Ms. Rome), being based on this error of fact, are not valid.

Having filed shareholder proposals on behalf of clients in exactly this way for eighteen years, and having served for many years as a national Governing Board member of the Interfaith Center on Corporate Responsibility (ICCR), I have never before seen this assertion.

The request for proof of authorization is routinely handled in the same manner as other items, such as a request for verification of ownership, tenure of ownership, or intent to hold shares through the next annual meeting of shareholders.

Therefore, attached as a separate PDF are the following three items:

- **Authorization for Investor Voice**
- **Verification of ownership for Ms. Rome**
- **Statement by Ms. Rome of her intent to hold shares**

Together, we feel these three documents fulfill the requirements of SEC Rule 14a-8 in their entirety. Please inform us in a timely way should you feel otherwise.

As expressed in the 12/4/2012 letter, the issue of fair and consistent vote-counting is of importance to all shareholders. We are surprised at the lack, thus far, of a substantive response to this critical corporate governance matter, and invite you turn your focus to the important issue that is on the table.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc: Letter of Verification
Letter of Intent to Hold Shares
Letter of Appointment for Investor Voice

cc: Mercy A. Rome

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Joel T. May
Jones Day
jtmay@jonesday.com

Re: Verizon Communications Inc.

Dear Mr. May:

This is in regard to your letter dated February 3, 2014 concerning the shareholder proposal submitted by Harrington Investments, Inc. on behalf of Neil Maizlish for inclusion in Verizon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Verizon therefore withdraws its December 27, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John C. Harrington
Harrington Investments, Inc.
john@harringtoninvestments.com

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 29, 2012

Adam Kanzer
Domini Social Investments LLC
akanzer@domini.com

Re: The Coca-Cola Company
Incoming letter dated January 27, 2012

Dear Mr. Kanzer:

This is in response to your letters dated January 27, 2012 and January 30, 2012 concerning the shareholder proposal submitted to Coca-Cola by Domini Social Investments, Trillium Asset Management Corporation on behalf of Louise Rice, the Benedictine Sisters of Boerne, Texas, and As You Sow Foundation on behalf of Cedar Tree Foundation. We also have received a letter from Coca-Cola dated January 30, 2012. On January 25, 2012, we issued our response expressing our informal view that Coca-Cola could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Jared M. Brandman
The Coca-Cola Company
jbrandman@coca-cola.com

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

February 18, 2010

Stephen M. Gill
Vinson & Elkins LLP
First City Tower, 1001 Fannin Street, Suite 2500
Houston, TX 77002-6760

Re: Range Resources Corporation

Dear Mr. Gill:

This is in regard to your letter dated February 18, 2010 concerning the shareholder proposal submitted by the New York State Common Retirement Fund and As You Sow on behalf of Thomas and Amy Valens for inclusion in Range's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Range will include the proposal in its proxy materials and that Range therefore withdraws its January 14, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Gianna M. McCarthy
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st Floor
New York, NY 10017

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation

Dear Ms. Goodman:

This is in regard to your letter dated March 5, 2014 concerning the shareholder proposal submitted by Investor Voice on behalf of the Equality Network Foundation for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that McDonald's therefore withdraws its January 21, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

Exhibit 13 | Submissions "On Behalf Of"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Intel Corporation

Dear Mr. Mueller:

This is in regard to your letter dated February 21, 2014 concerning the shareholder proposal submitted by Investor Voice on behalf of Eric Rehm and Mary Geary for inclusion in Intel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Intel therefore withdraws its January 13, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

Exhibit 14 | Authorization, Smucker's

(line numbers & highlights added)

Friday, January 13, 2012

Re: Letter of Appointment

To Whom It May Concern:

By this letter I/we hereby authorize and appoint Investor Voice and/or Newground Social Investment (and/or any of its agents), to represent me/us in regard to the securities that I/we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,

signature

signature

E
E

c/o Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 14, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Investor Voice

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the "***Supporting Statement"***) submitted by Investor Voice (the "***Proponent***") on December 11, 2013, purportedly on behalf of Mercy A. Rome and the Equality Network Foundation, from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the ***"2014 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to Investor Voice.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@mofo.com, and to Bruce T. Herbert, Chief Executive of Investor Voice, at team@investorvoice.net.

I. PROCEDURAL HISTORY

December 10, 2013	Investor Voice mails via FedEx a letter, dated December 6, 2013 (the "***Rome Letter***"), to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, Mercy A. Rome, and attaching a copy of the Proposal. Investor Voice's letter asks "that the proxy statement indicate that *Investor Voice* is the sponsor of the Proposal" and does not provide any evidence regarding its authority to act on Ms. Rome's behalf or representations regarding any relationship between Investor Voice and Ms. Rome. *See* Exhibit A. Investor Voice mails via FedEx a letter, dated December 6, 2013 (the "***Foundation Letter***"), to the Company, stating that it is submitting a proposal on behalf of one of the Company's shareholders, Equality Network Foundation (the "***Foundation***"), as a co-filer with Mercy A. Rome, and attaching a copy of the Proposal. Investor Voice's letter asks that the proxy statement indicate "that *Investor Voice* is the filer of this Proposal" and does not provide any evidence regarding its authority to act on the Foundation's behalf or representations regarding any relationship between Investor Voice and Equality Network Foundation. *See* Exhibit B.
December 11, 2013	On the deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2014 Annual Meeting, the Company receives the two Investor Voice submissions.
December 19, 2013	After confirming that Investor Voice was not a shareholder of record, the Company notifies Investor Voice by letter, dated December 18, 2013, sent via email and FedEx: (1) its view that Investor Voice is the sole proponent of the Proposal; (2) the requirements of Rule 14a-8(b); (3) its view that Investor Voice's submission failed to meet the requirements of that paragraph of Rule 14a-8; and (4) the requirement that Investor Voice cure those deficiencies within 14 days of receipt of the Company's notice (the "***Notice***"). *See* Exhibit C.

December 21, 2013	According to the letter from Investor Voice received by the Company on January 2, 2014, Investor Voice received the Company's Notice on December 21, 2013.
January 2, 2014	Mr. Herbert submits a response to the Notice via email, which includes a cover letter on Investor Voice letterhead, letters from Charles Schwab Advisor Services verifying Ms. Rome's and the Foundation's ownership of the Company's stock (dated December 11, 2013), two letters from Ms. Rome appointing Investor Voice to act as her representative and stating her intention to hold her shares through the date of the 2014 Annual Meeting (the date of those letters was December 19, 2013, according to the notarization), and two letters from Charles M. Gust, President of the Foundation, appointing Investor Voice to act as the Foundation's representative and stating the Foundation's intention to hold its shares through the date of the 2014 Annual Meeting (the date of those letters was December 18, 2013, according to the notarization).[1] *See* Exhibit D.
January 4, 2014	The 14-day deadline for responding to the Company's Notice of the eligibility and procedural deficiencies passes without Investor Voice submitting any proof of its ownership of the Company's securities.

II. SUMMARY OF THE PROPOSAL

On December 11, 2013, the Company received the Rome Letter and the Foundation Letter from Investor Voice, each containing the Proposal and Supporting Statement for inclusion in the Company's 2014 Proxy Materials. The Proposal reads as follows:

> "RESOLVED: Shareholders of JP Morgan Chase & Company ('JPM' or 'Company') hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, 'withheld' in the case of board elections). This policy shall apply

---

1 The letters from Ms. Rome and the Foundation authorizing Investor Voice to submit shareholder proposals on their behalf (as well as the letters indicating their intent to hold shares through "the subsequent annual meeting") were not dated, other than the dates of notarization which are reflected above. As notaries have an obligation to observe signatures and to note the date thereof in their notarizations, we refer in this no-action request to the notarization dates as the date of the letters.

to all matters unless shareholders have approved higher standards, or applicable laws or stock exchange regulations dictate otherwise."

III. EXCLUSION OF THE PROPOSAL AND SUPPORTING STATEMENT

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(f), as Investor Voice did not provide sufficient proof of its ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b);

- Rule 14a-8(e)(2), as the letters from Ms. Rome and the Foundation purporting to provide Investor Voice with the authority to submit the Proposal to the Company on their behalf were executed and provided to the Company after the Rule 14a-8(e) deadline; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

1. Investor Voice should be treated as the sole proponent of Proposal

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001).

The Rome Letter from Investor Voice states "on behalf of Mercy A. Rome, please find the enclosed Proposal that is submitted for consideration and action by stockholders at the next annual meeting ... Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholder meeting." That letter also states "we ask that the proxy statement indicate that *Investor Voice* is the sponsor of this Proposal." A copy of the Proposal and Supporting Statement were the only attachments accompanying this letter; there was no evidence of any kind indicating any relationship between Investor Voice and Mercy Rome. Similarly, the Foundation Letter from Investor Voice states "on behalf of Equality Network Foundation, please find the enclosed resolution – which is co-filed in conjunction with Investor Voice on behalf of Mercy Rome – which we submit for consideration and action by stockholders at the next annual meeting ... Equality Network Foundation is the beneficial owner of 55 shares of common stock entitled to be voted at the next stockholder meeting." The Foundation Letter also states "[w]e would appreciate your indicating in the proxy statement that *Investor Voice* is the filer of this proposal." A copy of the Proposal and Supporting Statement were the only attachments accompanying this letter; there was no evidence of any kind indicating any relationship between Investor Voice and the Foundation.[2]

As noted above, the Rome Letter and the Foundation Letter were received on December 11, 2013, the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals to be eligible for inclusion in the Company's 2014 Proxy Materials. Upon receipt of the submissions from Investor Voice and identification of deficiencies with the submissions under Rule 14a-8(b), the Company sent the Notice to Mr. Herbert on December 19, 2013, notifying him that the Company had not received by the December 11, 2013 shareholder proposal deadline any evidence that Ms. Rome or the Foundation had authorized Investor Voice to submit the Proposal on their behalf and, as a result, would treat Investor Voice as the sole proponent of the Proposal.[3] The Notice further provided that, as the proponent, Investor Voice must provide the Company, within 14 days of receipt of the Notice, sufficient proof of Investor Voice's ownership of the Company's shares and a representation that it would hold the shares through the 2014 Annual Meeting. *See* Exhibit C.

---

2 In this regard, in the initial submission by Investor Voice in *The J.M. Smucker Company* (Jun. 22, 2012) ("***Smucker***"), Investor Voice attached both a proposal and Letters of Appointment and Intent from the shareholder it was representing.

3 We note that Investor Voice's failure to provide any evidence that it was merely acting as proxy to submit a proposal for other persons was not a failure that required the Company to provide notice under Rule 14a-8(f). Rule 14a-8(f) requires notice only with regard to eligibility issues described in paragraphs (a) (failure to submit a "proposal"), (b) (failure to show proof of ownership), (c) (submitting more than one proposal), and (d) (submitting a proposal that exceeds 500 words) of Rule 14a-8.

On January 2, 2014, Mr. Herbert submitted a response to the Notice via email and fax, which included a cover letter on Investor Voice letterhead, letters from Charles Schwab Advisor Services verifying Ms. Rome's and the Foundation's ownership of the Company's stock (dated December 11, 2013), two letters from Ms. Rome appointing Investor Voice to act as her representative and stating her intention to hold her shares through the date of the 2014 Annual Meeting (each dated December 19, 2013), and two letters from Charles M. Gust, President of the Foundation, appointing Investor Voice to act as the Foundation's representative and stating the Foundation's intention to hold its shares through the date of the 2014 Annual Meeting (each dated December 18, 2013). *See* Exhibit D. Importantly, the letters of appointment from Ms. Rome and the Foundation (the "***Letters of Appointment***") were both dated after the Rule 14a-8(e)(2) deadline for the submission of shareholder proposals (December 18, 2013 in the case of the Foundation Letter of Appointment and December 19, 2013 in the case of the Rome Letter of Appointment). Further, neither letter of appointment mentioned the Company or the Proposal; the letters provided broad authority to Investor Voice (among other entities) with respect to "[t]he submission, negotiation, and withdrawal of shareholder proposals" and refer to "any company receiving a shareholder proposal under this durable appointment and grant of authority."

Staff Legal Bulletin 14 is clear that the shareholder "is responsible for ***proving his or her eligibility to submit a proposal to the company***" (emphasis added). Because Investor Voice did not provide any proof that it had the right to represent Ms. Rome or the Foundation with regard to this Proposal prior to the Rule 14a-8 deadline, the Company received no evidence that the Proposal was, in fact, submitted by any person other than Investor Voice before that deadline passed. In fact, the Letters of Appointment were both dated after the deadline, making clear that Investor Voice did not have the requisite authority prior to submission of the Proposal or the Rule 14a-8(e) deadline for submission. Both Letters of Appointment purport to be "forward-looking as well as retroactive." The Company believes that "retroactive" appointment of a shareholder representative in the manner attempted here is not consistent with Rule 14a-8. Allowing a non-shareholder to claim eligibility to submit a proposal on a shareholder's behalf and then demonstrate such "eligibility" only after receiving a deficiency notice would undercut the basic underpinning of Rule 14a-8 – that only shareholders are entitled to submit proposals. Non-shareholders are not entitled to submit a proposal and then, after the submission deadline and potentially after receiving notice of their failure to demonstrate eligibility, find approval of that proposal from an eligible shareholder as a *post-hoc* means of salvaging eligibility to submit the proposal, notwithstanding any attempt to make the approval "retroactive."

The Letters of Appointment also failed to mention the Company or the Proposal. As noted above, the Letters of Appointment provide broad, generic authority to Investor Voice (among other entities) with respect to "[t]he submission, negotiation, and withdrawal of shareholder proposals" and refer to "any company receiving a shareholder proposal under this durable appointment and grant of authority." In other words, the Letters of Appointment provide generic "proxy" authority to Investor Voice to submit any shareholder proposals Investor Voice desires to any companies in which Ms. Rome and/or the Foundation hold the requisite shares. The Company believes that Rule 14a-8 does not permit a shareholder to submit a shareholder proposal through the use of a proxy such as provided in the Letters of Appointment. To conclude otherwise could lead to situations where a non-shareholder, relying on a "proxy" delivered years earlier, submits a proposal entirely unknown to the underlying shareholder. Such a circumstance would completely undercut the fundamental tenet of Rule 14a-8 that only shareholders may submit proposals. Further, under those circumstances, the company likely would want to verify that shareholder's authorization is still valid, which would require the company to contact the shareholder. Placing the burden on the company to prove that the proposal is put forth on behalf of a shareholder is inconsistent with Rule 14a-8 as the burden is on the shareholder to prove eligibility to submit a proposal.

The Company's view is supported by the recent case, *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young*, (Civil Action 4:13-CV-00176-KPE) ("***Waste Connections v. Chevedden***"). In *Waste Connections v. Chevedden*, the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc., could omit a proposal submitted by Mr. Chevedden, purportedly on behalf of Mr. McRitchie, because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another person to submit a shareholder proposal. Accordingly, the Letters of Appointment should not be viewed as providing the requisite authority to Investor Voice under Rule 14a-8 to submit the Proposal on behalf of Ms. Rome or the Foundation (in addition to the fact that the authority was not provided until after the Rule 14a-8 deadline for submitting shareholder proposals as discussed above).

In Mr. Herbert's January 2, 2014 response to the Notice, Mr. Herbert stated that "[i]t is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities." The Company agrees. However, the Company disagrees with any assertion that a shareholder representative need not have proper authorization from the shareholder at the time the representative submits the proposal (or, at the least, before the Rule 14a-8 deadline for submission of shareholder proposals), as is the case here. The Company believes that requiring such authority prior to submission of the proposal and the Rule 14a-8 deadline is supported by Rule 14a-8, Staff guidance on and interpretations thereof, and common practice. Entities or individuals that are not shareholders are not entitled to submit a proposal without appropriate authorization – which is why representatives of shareholders routinely include written authorization from the represented shareholder in the initial submission of a proposal (as Investor Voice did in its submission in *Smucker*).

Investor Voice failed to submit authorization to file the Proposal or provide proof of ownership by a third party until after the Rule 14a-8(e)(2) deadline. Further, the Letters of Authorization were executed after that deadline and failed to reference the Company or the Proposal. Accordingly, the Company considers Investor Voice to be the sole proponent of the Proposal.

2. *Investor Voice Has Not Sufficiently Demonstrated Its Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)*

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of any eligibility or procedural deficiencies and the proponent then failed to correct those deficiencies within 14 days of receipt of that notice. As the Company could confirm only that Investor Voice was not a shareholder of record, it provided a timely notice of deficiency to Investor Voice (the sole proponent of the Proposal, as discussed above) under Rule 14a-8(f)(1).

As noted above, the Company received two letters containing the Proposal and Supporting Statement on December 11, 2013, via FedEx. Within 14 days of its receipt of the Proposal, the Company gave notice to the sole proponent, Investor Voice, advising Investor Voice that it had not provided written proof of its eligibility to submit the Proposal. The Company's Notice included:

- A description of the eligibility requirements of Rule 14a-8(b);
- A statement explaining that sufficient proof of ownership had not been received by the Company – *i.e.*, "Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $ 2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Investor Voice is the record owner of sufficient shares to satisfy this requirement";

- An explanation of what Investor Voice should do to comply with the rule – *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership of JMPC shares by Investor Voice" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;

- A description of the required proof of ownership in a manner that was consistent with the guidance contained in Staff Legal Bulletin 14F (Oct. 18, 2011), ("***SLB 14F***") – *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as 'record' holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.";

- A statement calling Investor Voice's attention to the 14-day deadline for responding to the Company's notice – *i.e.*, "[f]or the Proposal to be eligible for inclusion in JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 and Staff Legal Bulletin 14F.

As of the date of this letter, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when no proof of ownership is submitted by a proponent. *See Anadarko Petroleum Corporation* (Jan. 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of Anadarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

The Proposal was submitted via FedEx on December 10, 2013, and received by the Company on December 11, 2013. The Proposal was not accompanied by proof of eligibility to submit a proposal (either by Investor Voice, Ms. Rome or the Foundation). *See* Exhibits A and B. On December 19, 2013 (a date within 14 days of receipt of the Proposal), the Company properly gave notice to Investor Voice that it was not a record holder of the Company and, therefore, must satisfy the stock ownership requirements of Rule 14a-8(b) by providing written proof of ownership from the "record" holder of its securities that was a DTC participant. *See* Exhibit C. To date, Investor Voice has not provided the Company with any written support to demonstrate that it continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2014 Annual Meeting for at least one year by the date on which the Proposal was submitted. Accordingly, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

For the reasons above, the Company believes that Investor Voice should be deemed the sole proponent of the Proposal. Because Investor Voice failed to provide sufficient proof of ownership of the Company's securities after receiving proper notice from the Company (within the timeframe and in the manner established by Rule 14a-8), the Company believes it may properly omit the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rules 14a-8(b) and (f).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(e)(2), Because Investor Voice Did Not Receive Authorization to Submit the Proposal on Behalf of a Shareholder Until After the Rule 14a-8(e) Deadline

Should the Staff be of the view that Ms. Rome and the Foundation should be treated as the proponents of the Proposal, it is the Company's view that the Proposal may be properly excluded under Rule 14a-8(e) because neither Ms. Rome nor the Foundation provided Investor Voice with authority to submit the Proposal on their behalf until after the deadline established in accordance with Rule 14a-8 for submitting proposals.

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting. . ." The proxy statement for the Company's 2013 Annual Meeting of Shareholders was first sent to shareholders on or about April 10, 2013, as disclosed in that proxy statement. The Company's next annual meeting is scheduled for May 20, 2014. Because the

Company held its previous annual meeting on May 21, 2013, and the 2014 annual meeting is scheduled for a date that is within 30 days of the anniversary of the date of the 2013 annual meeting, Rule 14a-8(e)(2) provides that all shareholder proposals were required to be received by the Company not less than 120 calendar days before the anniversary date of the Company's proxy statement released to shareholders in connection with the Company's 2013 annual meeting of shareholders. In accordance with the guidance set forth in SLB 14, the Company calculated the deadline for proposals for the 2014 annual meeting as follows:

- Release date for the 2013 Proxy Materials: April 10, 2013
- Increase that date by one year: April 10, 2014
- "Day One": April 9, 2014
- "Day 120": December 11, 2013

Pursuant to Rule 14a-5(e), the Company's 2013 proxy statement stated, under the caption, "Shareholder proposals and nominations for the 2014 annual meeting – Proxy statement proposals" that shareholder proposals intended to be presented at the Company's 2014 annual meeting and included in the proxy materials for that meeting must be received by the Company no later than December 11, 2013. Although the Proposal was submitted to the Company prior to this deadline, the Company did not receive any evidence that the Proposal was, in fact, submitted on behalf of a shareholder (*i.e.*, Ms. Rome or the Foundation) satisfying Rule14a-8(b)'s eligibility requirements until more than three weeks after that deadline (*i.e.*, on January 2, 2014). Further, the evidence provided on January 2, 2014 was insufficient for purposes of Rule 14a-8(e), as the Letters of Appointment providing authority to Investor Voice to file the Proposal were not executed by Ms. Rome and the Foundation until after the deadline. The Letters of Appointment for Ms. Rome and the Foundation were executed on December 19, 2013 and December 18, 2013, respectively, according to the notarizations. As noted above, the Company believes Investor Voice is the Proposal's sole proponent. If, however, the Staff is of the view that Ms. Rome and the Foundation are the only proponents of the Proposal, the Company believes evidence of Ms. Rome's and the Foundation's intent to submit the Proposal was not received prior to the Rule 14a-8(e) deadline.[4] Thus, the Proposal may be omitted in reliance on Rule 14a-8(e)(2).

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[4] As discussed above, the Company also believes that the Letters of Appointment were deficient in providing authority to Investor Voice to file the Proposal because the letters did not mention the Proposal or the Company specifically, but rather granted broad, non-specific authority to Investor Voice (among other entities) to file shareholder proposals on their behalf. The Company believes such proxy authority is inconsistent with Rule 14a-8. Moreover, the Letters of Appointment were not

The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g., American Express Co.* (Dec. 21, 2004) (proposal received one day after the deadline); *Thomas Industries Inc.* (Jan. 15, 2003) (proposal received one day after the deadline); *SBC Communications Inc.* (Dec. 24, 2002) (proposal received one day after the deadline); and *Hewlett-Packard Co.* (Nov. 27, 2000) (proposal received one day after the deadline).

D. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the company demonstrates that a factual statement is objectively and materially false or misleading. The Proposal and Supporting Statement contain multiple factual statements that are objectively and materially false and misleading.

First, the Supporting Statement erroneously states that the Commission "dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals." The Supporting Statement then references this "*SEC Standard*" four additional times throughout the text. In fact, Rule 14a-8 does not contain a "vote-counting standard" for determining the eligibility of shareholder to submit or re-submit a proposal – the only eligibility requirements for the submission of a shareholder proposal are set forth in subsections (a), (b), (c), (d) and (e) of the rule. However, paragraph (i)(12) of Rule 14a-8 does set forth an objective standard pursuant to which a company may exclude a shareholder proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in its proxy materials. Rule 14a-8(i)(12) permits exclusion of a proposal from a company's proxy materials if it received less than a certain percentage of the vote the last time a proposal dealing with substantially the same subject matter was voted on during the preceding five calendar years.

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executed until after deadline established by Rule 14a-8(e)(2) for submission of proposals for the Company's 2014 Annual Meeting.

Solely for determining the "shareholder vote" for purposes of Rule 14a-8(i)(12), Section F.4 of Staff Legal Bulletin 14 instructs: "Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation." However, characterizing this Staff guidance, intended simply to provide a clear and consistent manner of determining the application of Rule 14a-8(i)(12) to a proposal (regardless of a company's applicable state-law voting standard), as the "*SEC Standard*" for counting votes is materially misleading to shareholders, as the premise is false and it likely would lead shareholders to conclude that the SEC has a voting standard that the Company ignores. The Supporting Statement continues by stating that "JPM does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by (a) the FOR votes, plus (b) the AGAINST votes, plus (c) the ABSTAIN votes." This statement is materially false and misleading – the Company does, indeed, follow the Staff Legal Bulletin 14 standard when considering the application of Rule 14a-8(i)(12); to say otherwise is to inappropriately imply that the Company does not follow the Staff's guidance.

The Staff's position regarding Rule 14a-8(i)(12) has nothing to do with the shareholder vote required to adopt a proposal or elect directors, which are solely matters of state corporate law. The Commission's proxy rules make this point clear – Item 21 of Schedule 14A requires the following:

> Item 21. Voting procedures. As to each matter which is to be submitted to a vote of security holders, furnish the following information:
>
> (a) State the vote required for approval or election, other than for the approval of auditors.
>
> (b) ***Disclose the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions*" (emphasis added).

Item 21 of Schedule 14A does not mandate a vote-counting method for matters presented to shareholders; rather, it requires disclosure of the voting standard "under applicable state law as well as registrant charter and by-law provisions." As the method for establishing the vote required to adopt a proposal or elect directors is a matter of state law, the Proposal's effort to cast the Staff's interpretation of Rule 14a-8(i)(12) as the "*SEC Standard*" for vote counting is fundamentally false and misleading. Further, the Supporting Statement uses four different occasions to mislead shareholders by using the emphasized term the "*SEC Standard*" to describe the Rule 14a-8(i)(12) Staff guidance as a broad

Commission standard for counting votes. Given the false fundamental premise upon which the Supporting Statement attempts to persuade shareholders to vote, the entire Proposal and Supporting are false and misleading in violation of Rule 14a-9 and, therefore, may be properly excluded from the Company's 2014 Proxy Materials.

Second, the Supporting Statement is replete with misleading statements regarding the voting standard requested. Specifically, the Supporting Statement contains no less than four assertions that a voting standard that counts abstentions as votes cast serves to "arbitrarily and unilaterally switch[]" abstentions, is "irrespective of the voter's intent," is "arbitrary," and "artificially" "advantages management's slate of directors." At the core of this misleading argument throughout the Supporting Statement is the statement that "Abstaining voters consciously act to ABSTAIN – to have their votes noted, but not counted." This core statement is untrue; the Company's proxy materials make clear the effect of abstentions to all voters, before they decide how to proceed. As stated annually in the Company's proxy materials regarding proposals other than the election of directors:

> The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve all other proposals. In determining whether each of the other proposals has received the requisite number of affirmative votes, ***abstentions will be counted and will have the same effect as a vote against the proposal.*** Broker non-votes will have no impact since they are not considered shares entitled to vote on the proposal[5] (emphasis added).

The Supporting Statement further misleads shareholders by including six statements that the Company follows the vote counting standard described above with regard to "shareholder-sponsored proposals" when, in fact, the standard described above is followed for all proposals, other than the election of directors, regardless of whether a proposal is a Company proposal or a shareholder proposal. In this regard, the Company annually includes at least one management-supported proposal for which abstentions are counted as votes against such proposal – meaning that voters who abstain from voting on such proposal(s) are counted as votes against the proposal(s) and against the Board's recommended support for such proposal(s). Examples of such proposals include: (i) proposals seeking shareholder ratification of the Company's independent registered public accounting firm;[6] (ii) proposals

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5 *See* the 2013 proxy materials at page 53, available here: http://www.sec.gov/Archives/edgar/data/19617/000001961713000255/jpmc2013definitiveproxysta.htm.

6 Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote <u>against</u> the proposal.

seeking adoption of a new or amended employee incentive plan;[7] (iii) advisory proposals to approve executive compensation;[8] and (iv) proposals to amend the Company's Bylaws or Certificate of Incorporation.[9]

The Supporting Statement, in the second of its "Three Considerations," furthers the misleading description of the Company's vote-counting standard by stating that "Abstaining voters do not follow management's recommendations AGAINST a shareholder-sponsored item. Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management." These statements are not true. As discussed above, abstaining voters make that voting decision with full knowledge of the effect of the abstention; further, abstentions are counted as votes against Company proposals, as well. Put simply, the voting standard described in the Company's proxy materials counts all abstentions as votes against a proposal, regardless of the sponsor; the description of "all abstentions ... siding with management" materially misstates the true operation of the Company's voting standard. Given that the Supporting Statement repeatedly provides a false description of the Commission's rules and the operation of the Company's voting standard and the purpose of the Proposal is premised on an objectively false rationale – that abstentions are universally and arbitrarily counted in favor of management – the entire Proposal and Supporting Statement, when taken as a whole, are materially false and misleading.

In *State Street Corporation* (Mar. 1, 2005), the Staff concurred that a proposal purporting to exempt the board of directors from certain specified provisions of state law could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(3) because the proposal contained multiple erroneous citations to a non-existent section of the Massachusetts General Law (as the statute had recently been revised). Although the goals of this proposal were clearly laid out (*i.e.*, to exempt the company from a provision of the statute that requires public companies to have staggered boards and thereby implement

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7 Such a proposal was in the Company's 2011 proxy materials and contained the following description of the vote standard: "The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposal is required to approve the Amendment to the Long-Term Incentive Plan ... In determining whether the proposal has received the requisite number of affirmative votes, abstentions will be counted and will have the same effect as a vote against the proposal."

8 Presented to shareholders annually for approval and for which abstentions are counted and have the same effect as a vote against the proposal.

9 Such a proposal will be present in the Company's 2014 Proxy Materials, seeking to approve an amendment to the Company's Certificate of Incorporation to provide shareholders the right to act by written consent, and for which abstentions will be counted and will have the same effect as a vote against the proposal.

annual election of directors and permit the removal of directors by shareholders with or without cause), the multiple citations to the nonexistent section of the statute rendered the entire proposal materially false and misleading. *See also General Magic, Inc.* (May 1, 2000) (concurring in the omission of a proposal requesting the company change its name to "The Hell With Share Holders Inc.," as "more reflective of the attitude of our company to its shareholders," in reliance on Rule 14a-8(i)(3) as materially false and misleading under Rule 14a-9). In *Alaska Air Group, Inc.* (Feb. 19, 2004), a shareholder submitted a proposal recommending that the board enhance shareholder rights by ensuring that Alaska Air's bylaws treat all "shareholders" equally and that Alaska Air "end the discrimination against employee stockholders in company 401(k) and other stock-buying plans, who are disenfranchised when compared to the rights and privileges enjoyed by non-employee shareholders." Alaska Air asserted that the proposal was materially false and misleading because employee stockholders in the company's 401(k) plan were not actually "shareholders" and could not, therefore, be "disenfranchised" as compared to non-employee shareholders. On this basis, the Staff concurred that the proposal could be omitted in reliance on Rule 14a-8(i)(3) as materially false or misleading under Rule 14a-9.

As with the proposals in the Staff no-action letters discussed above, the Supporting Statement purports to provide shareholders with the purpose and intent of the Proposal – that the Company's vote-counting method is "internally inconsistent" and "calls for the use of the fair and consistent SEC Standard across-the-board." However, as discussed above, this statement (and the numerous other similar statements throughout the Supporting Statement) is objectively false. First, there is no "*SEC Standard*" for counting votes on shareholder or management proposals. Second, the Company's standard for counting votes on proposals other than for the election of directors is clearly explained to shareholders in its proxy materials and is applied consistently across both management-sponsored and shareholder-sponsored proposals. Third, there is no "internal inconsistency" in the vote standard applied to management proposals versus that applied to shareholder proposals – for each, abstentions are counted as votes against the proposal. Fourth, the Company does not (and never has) "arbitrarily and universally switched" shareholder votes. The Company believes that the numerous and pervasive false and misleading statements in the Supporting Statement, when taken together as a whole with the Proposal, renders the entire Proposal materially false and misleading under Rule 14a-9. Specifically, the entire rationale for the Proposal, as set forth in the Supporting Statement, is materially false and misleading. As such, if included in the 2014 Proxy Materials, shareholders would be materially misled about the Commission's rules, the operation of the Company's current voting standard, and the effect of the Proposal, if implemented.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2014 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2014 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Mr. Bruce T. Herbert, Chief Executive, Investor Voice
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

December 6, 2013

RECEIVED BY THE
DEC 11 2013
OFFICE OF THE SECRETARY

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan:

On behalf of clients, Investor Voice reviews and comments on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There are two vote-counting formulas in use on the JP Morgan Chase & Company proxy, which is a practice that can confuse and certainly disadvantages shareholders. An impartial observer will naturally conclude that this inconsistent manner of vote-counting advantages management at the expense of shareholders.

We would like to see these policies changed, and have engaged other major corporations on this good-governance topic with the result that their Boards have adopted changes that ensure a more fair and consistent vote-counting process across-the-board.

In regard to steps other major corporations have taken, please see the attached sample of proxies of corporations that have adopted these policies, which includes:

Cardinal Health, an Ohio corporation (proxy; page 2)

Plum Creek, a Delaware corporation (proxy; page 4)

We believe, and Boards of Directors have concurred, that the adoption of a consistent vote-counting standard – what we call the "SEC Standard" – enhances shareholder value over the long term.

Therefore, on behalf of Mercy A. Rome, please find the enclosed Proposal that is submitted for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We ask that the proxy statement indicate that *Investor Voice* is the sponsor of this Proposal.

RECEIVED BY THE
DEC 11 2013
OFFICE OF THE SECRETARY

Mercy Rome is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since April 13, 2009 (supporting documentation available upon request). In accordance with SEC rules, the client affirmatively states their intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders. If required, a representative of the filer will attend the meeting to move the Proposal.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a dialogue and meeting of the minds will result in JP Morgan taking steps that will lead to the withdrawal of the Proposal.

Toward this end, you may contact us via the address or phone listed above.

Many thanks; happy holidays; we look forward to a discussion of this important governance topic.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy A. Rome
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting
Examples of Companies Changing Bylaws

RECEIVED BY THE

DEC 11 2013

OFFICE OF THE SECRETARY

RESOLVED: Shareholders of JP Morgan Chase & Company ("JPM" or "Company") hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

JPM is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided only by **(a)** the FOR, plus **(b)** the AGAINST votes.

JPM does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by **(a)** the FOR votes, plus **(b)** the AGAINST votes, plus (c) the ABSTAIN votes.

JPM's 2013 proxy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as a vote against the proposal."

Using ABSTAIN votes as JPM does counters an accepted hallmark of fair voting – honoring voter intent. Thoughtful voters who choose to ABSTAIN should not have their choices arbitrarily and universally switched as if opposing a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to ABSTAIN – to have their vote noted, but not counted. Yet, JPM unilaterally counts all abstentions as if AGAINST a shareholder-sponsored proposal (irrespective of the voter's intent).

[2] Abstaining voters do not follow management's recommendation AGAINST a shareholder-sponsored item. Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management.

[3] Remarkably, JPM embraces the *SEC Standard* that this Proposal requests and excludes abstentions for Company-sponsored Proposal #1 (director elections, stating that abstentions will "have no impact as they are not counted as votes cast"), while applying a more restrictive vote-counting formula that includes abstentions to all shareholder-sponsored proposals.

This advantages management's slate of director nominees by artificially boosting the appearance of support on Proposal #1, and depresses (harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices – counting votes using two different formulas – fail to respect voter intent, are arbitrary, and run counter to core principles of sound corporate governance.

A system that is internally inconsistent – like JPM's – is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

JPM must recognize the inconsistency of applying the *SEC Standard* to the Company-sponsored proposal on board elections, while applying a different formula (that artificially lowers the vote) to shareholder-sponsored proposals.

Therefore, please vote FOR this common-sense governance Proposal that calls for the use of the fair and consistent *SEC Standard* across-the-board, while allowing flexibility for different thresholds where required.

~ ~ ~

[Cardinal Health, Inc. proxy 11/2/2012]

CardinalHealth

RECEIVED BY THE

DEC 11 2013

OFFICE OF THE SECRETARY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 2, 2012

Date and time:	Friday, November 2, 2012, at 8:00 a.m., local time
Location:	Cardinal Health, Inc., 7000 Cardinal Place, Dublin, OH 43017
Purpose:	(1) To elect the 12 director nominees named in the proxy statement;
	(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;
	(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers;
	(4) To vote on a shareholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and
	(5) To transact such other business as may properly come before the meeting or any adjournment or postponement.
Who may vote:	Shareholders of record at the close of business on September 6, 2012 are entitled to vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors.

Stephen T. Falk

STEPHEN T. FALK
Executive Vice President, General Counsel and Corporate Secretary

September 14, 2012

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 2, 2012:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement, and our 2012 Annual Report to Shareholders all are available at *www.edocumentview.com/cah*.

Shares held under plans. If you hold shares through our 401(k) Savings Plans or Deferred Compensation Plan, you will receive voting instructions from Computershare Trust Company, N.A. Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern time on Wednesday, October 31, 2012.

Broker non-votes. If you are a beneficial owner whose shares are held by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors, the advisory vote to approve the compensation of our named executive officers, or the shareholder proposal. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditors.

Voting. Our Articles of Incorporation and Code of Regulations specify the vote requirements for matters presented to a shareholder vote at the Annual Meeting.

The Equality Network Foundation, a client of Newground Social Investment represented by Investor Voice, submitted a shareholder proposal for the 2012 Annual Meeting requesting that the Board change the voting standard for matters presented to a shareholder vote to eliminate the effect of abstentions on the vote outcome. In August 2012, the Board considered this proposal, determined that it was in our best interest, and approved an amendment to our Code of Regulations to change the vote requirement. The Equality Network Foundation then withdrew its proposal.

Under the new voting standard, a matter (other than matters where the vote requirement is specified by law, our Articles of Incorporation, or our Code of Regulations) is approved by the shareholders if authorized by the affirmative vote of a majority of the votes cast, with abstentions having no effect on the vote outcome.

You may either vote for, against, or abstain on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting. To elect directors and adopt the other proposals, the following votes are required under our governing documents:

Item	Vote Required	Effect of Abstentions and Broker Non-Votes on Vote Required
Election of directors	Approval of the majority of votes cast in an uncontested election (1)	Not considered as votes cast and have no effect on the outcome
Ratification of Ernst & Young LLP as auditor for fiscal 2013	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Advisory vote to approve the compensation of our named executive officers	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Shareholder proposal	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome

(1) If a nominee who is a sitting Board member is not re-elected by a majority vote, that individual will be required to tender a resignation for the Board's consideration. See "Corporate Governance — Resignation Policy for Incumbent Directors Not Receiving Majority Votes" on page 13. Proxies may not be voted for more than 12 nominees, and shareholders may not cumulate their voting power.

How shares will be voted. The shares represented by all valid proxies received by telephone, by Internet, or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted **FOR** the election of each of the 12 director nominees, **FOR** the ratification of the auditors, **FOR** approval of the compensation of our named executive officers, and **AGAINST** the shareholder proposal. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board of Directors does not know of any other matters that will be presented for action at the Annual Meeting. The Board recommends that you vote **FOR** the election of the 12 director nominees, **FOR** Proposals 2 and 3, and **AGAINST** Proposal 4.

Transfer Agent

Registered shareholders should direct communications regarding change of address, transfer of share ownership, lost share certificates, and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Attending the Annual Meeting

You will not be admitted to the Annual Meeting unless you have an admission ticket or satisfactory proof of share ownership, and photo identification. If you are a registered shareholder, your admission ticket is attached to your proxy card or you may present the Notice. If your shares are not registered in your name, your proof of share ownership can be the Notice or a photocopy of the voting instruction form that the nominee provided to you if your shares are held by a bank or brokerage firm. You can call our Investor Relations department at (614) 757-4757 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

[Plum Creek Timber Company, Inc. proxy 5/3/2011]

Notice of 2011 Annual Meeting of Stockholders and Proxy Statement

Plum Creek

Voting Standard for Director Elections

The Company Bylaws specify the voting standard for both contested and uncontested elections of directors in Section 1 of Article III. In an uncontested election of directors, the number of director nominees does not exceed the number of directors to be elected to the Board. In a contested election of directors, the number of director nominees exceeds the number of directors to be elected.

Uncontested Director Elections. Uncontested director elections are governed by a majority vote standard. The Company Bylaws provide that a nominee for director in an uncontested director election shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election. The election of directors in Proposal 1 is an uncontested director election because the number of nominees does not exceed the number of directors to be elected. Therefore, the majority vote standard **will apply**.

Company policy governs whether current directors who are not re-elected under the majority vote standard continue to serve until their successors are elected. Under Delaware Law, any director who is currently serving on the Board and who is not re-elected at the end of his or her term of office nonetheless continues to serve on the Board as a "holdover director" until his or her successor has been elected. To address this situation, the Board has adopted a Corporate Governance Policy on Majority Voting, which can be found in the Company's Corporate Governance Guidelines.

Under the policy, any director who does not receive the required number of votes for re-election under the majority voting standard, must tender his or her resignation to the Chairman of the Board. The Board will consider the tendered resignation and, within 90 days of the stockholder meeting at which the election occurred, decide whether to accept or reject the tendered resignation, and will publicly disclose its decision and the process involved in the consideration. Absent a compelling reason to reject the resignation, the Board will accept the resignation. The director who tenders his or her resignation will not participate in the Board's decision. Only persons who are currently serving as directors and seeking re-election can become a "holdover director" under Delaware Law. Therefore, the Corporate Governance Policy on Majority Voting would not apply to any person who was not then serving as a director at the time he or she sought, and failed to obtain, election to the Board. For 2011, all nominees for the election of directors are currently serving on the Board.

The complete Corporate Governance Policy on Majority Voting is available on the Company's website at *www.plumcreek.com* by clicking on "Investors," then "Corporate Governance" and finally "Governance Guidelines."

Contested Director Elections. The Company Bylaws provide that in the case of a contested director election, the voting standard will be a plurality of the votes cast. This means that directors with the highest number of votes in favor of their election will be elected to the Board. Under this standard, no specified percentage of votes is required. The election of directors in Proposal 1 is **not** a contested director election. Therefore, the plurality vote standard **will not apply**.

Voting Standard for Other Items of Business

The Company Bylaws specifies the vote requirement for other items of business presented to a vote of stockholders in Section 9 of Article II. This section of the Company Bylaws does not govern the election of directors (discussed above) or items of business with a legally specified vote requirement.

Ms. Nancy Herbert, represented by Investor Voice, working on behalf of Newground Social Investment, submitted a stockholder proposal for the Annual Meeting requesting that the Board change the voting standard for items of business presented to a vote of stockholders to eliminate the effect of abstentions on the vote outcome. The Board carefully considered the matter and approved an amendment to the Company Bylaws, effective February 8, 2011, to change the applicable vote requirement. Ms. Herbert then withdrew her proposal.

Exhibit B

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

RECEIVED BY THE
DEC 11 2013
OFFICE OF THE SECRETARY

December 6, 2013

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan:

On behalf of clients, Investor Voice monitors the financial and social implications of the policies and practices of companies. In so doing, we seek to create higher levels of economic, social, and environmental wellbeing – to the benefit of both investors and the companies they own.

Therefore, on behalf of Equality Network Foundation, please find the enclosed resolution – which is co-filed in conjunction with Investor Voice on behalf of Mercy Rome – which we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the filer of this proposal.

Equality Network Foundation is the beneficial owner of 55 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation is available upon request). These securities have been continuously held for at least one year, and it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the 2014 annual meeting of stockholders. In accordance with SEC rules, a representative of the filers will attend the stockholders meeting to move the resolution, if required.

It is our belief that meaningful steps would allow us to withdraw the proposal, and would enhance both our company's financial value and reputation.

With every good wish for an enjoyable and uplifting holiday season, I thank you for your consideration of this matter.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting

RECEIVED BY THE

DEC 11 2013

OFFICE OF THE SECRETARY

Final-1 JP Morgan Chase 2013-2014 – Fair Vote-Counting
(corner-note for identification purposes only, not intended for publication)

RESOLVED: Shareholders of JP Morgan Chase & Company ("JPM" or "Company") hereby request the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

JPM is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided only by **(a)** the FOR, plus **(b)** the AGAINST votes.

JPM does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by **(a)** the FOR votes, plus **(b)** the AGAINST votes, plus (c) the ABSTAIN votes.

JPM's 2013 proxy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as a vote against the proposal."

Using ABSTAIN votes as JPM does counters an accepted hallmark of fair voting – honoring voter intent. Thoughtful voters who choose to ABSTAIN should not have their choices arbitrarily and universally switched as if opposing a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to ABSTAIN – to have their vote noted, but not counted. Yet, JPM unilaterally counts all abstentions as if AGAINST a shareholder-sponsored proposal (irrespective of the voter's intent).

[2] Abstaining voters do not follow management's recommendation AGAINST a shareholder-sponsored item. Ignoring this intent, JPM arbitrarily counts all abstentions as if siding with management.

[3] Remarkably, JPM embraces the *SEC Standard* that this Proposal requests and excludes abstentions for Company-sponsored Proposal #1 (director elections, stating that abstentions will "have no impact as they are not counted as votes cast"), while applying a more restrictive vote-counting formula that includes abstentions to all shareholder-sponsored proposals.

This advantages management's slate of director nominees by artificially boosting the appearance of support on Proposal #1, and depresses (harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices – counting votes using two different formulas – fail to respect voter intent, are arbitrary, and run counter to core principles of sound corporate governance.

A system that is internally inconsistent – like JPM's – is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

JPM must recognize the inconsistency of applying the *SEC Standard* to the Company-sponsored proposal on board elections, while applying a different formula (that artificially lowers the vote) to shareholder-sponsored proposals.

Therefore, please vote FOR this common-sense governance Proposal that calls for the use of the fair and consistent *SEC Standard* across-the-board, while allowing flexibility for different thresholds where required.

~ ~ ~

Exhibit C

From: Caracciolo, Irma R.
Sent: Thursday, December 19, 2013 3:06 PM
To: 'team@investorvoice.net'
Cc: Horan, Anthony; Reddish, Carin S; Vincent, Robert Legal
Subject: JPMC Proxy - Proposal - Investor Voice

Dear Mr. Herbert:
Attached is a copy of our letter regarding the shareholder proposal submitted for inclusion in the proxy materials relating to JPMC's 2014 Annual Meeting of Shareholders.

Regards
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase |Vice President and Assistant Corporate Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | ☎ W: 212-270-2451 | 🖷 F: 212-270-4240 | 🖷 F: 646-534-2396 | caracciolo_irma@jpmorgan.com

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 18, 2013

VIA OVERNIGHT DELIVERY

Mr. Bruce Herbert
Chief Executive
Investor Voice, SPC
10033 – 12th Avenue NW
Seattle, Washington 98177

Dear Mr. Herbert:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 11, 2013, via Federal Express, from Investor Voice, SPC ("Investor Voice") the shareholder proposal requesting amendments to the company's governing documents in regards to vote counting (the "Proposal") for consideration at JPMC's 2014 Annual Meeting of Shareholders. The letters from Investor Voice states that Mercy A. Rome is submitting this proposal and that Equality Network Foundation is co-sponsoring the proposal. However, as of December 11, 2013, we did not receive any correspondence from either Mercy Rome or Equality Network Foundation directly nor did we receive any correspondence from you providing evidence that they have authorized Investor Voice to submit the Proposal on their behalf. We therefore consider Investor Voice to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that Investor Voice is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from Investor Voice that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that the Proposal was submitted by Investor Voice via Federal Express on December 10, 2013.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares by Investor Voice. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (*i.e.*, December 10, 2013), Investor Voice continuously held the requisite number of JPMC shares for at least one year.

- if Investor Voice has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Investor Voice continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

Statement of Intent Regarding Continued Ownership

We have not received Investor Voice's written statement that Investor Voice intends to continue to hold the securities through the date of the 2014 Annual Meeting of Shareholders, as required by Rule 14a-8(b). To remedy this defect, Investor Voice must submit to JPMC a written statement that Investor Voice intends to continue ownership of the shares through the date of the 2014 Annual Meeting of Shareholders.

Response Required Within 14 Days

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2014 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Legal Bulletin No. 14F

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of September 20, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21 (b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under

Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist.

LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its

authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit D

From: Bruce Herbert - Team IV [mailto:team@investorvoice.net]
Sent: Thursday, January 02, 2014 4:45 PM
To: Horan, Anthony
Cc: Caracciolo, Irma R.; Bruce Herbert - IV Team
Subject: JPM. Deficiency Letter Response.
Importance: High

Seattle
1/2/2014

Thursday

Dear Tony,

Happy New Year!

Attached please find materials in response to your December 18, 2013 letter. We would appreciate acknowledgement of receipt of these items, thank you.

All the best, . . . Bruce

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE: *212-270-4240*
VIA ELECTRONIC DELIVERY: *Anthony.Horan@chase.com*

January 2, 2014

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Horan,

We received on December 21, 2013 your letter dated December 18, 2013 in response the Investor Voice filing of a shareholder Proposal on behalf of Mercy A. Rome and the Equality Network Foundation.

It is commonplace for brokers, money managers, trustees, and others to file shareholder proposals on behalf of clients and related entities. Mercy Rome and the Equality Network Foundation are the Proponents of this Proposal and – in line with long tradition – Investor Voice is assisting them with the filing.

Your letter requested certain routine documentation, in response to which the following items are attached:

- **Verification of ownership for each Proponent**
- **Authorization for Investor Voice by each Proponent**
- **Statement of intent to hold shares by each Proponent**

We feel this fulfills the requirements of SEC Rule 14a-8, so please inform us in a timely way should you feel otherwise. We would appreciate receiving confirmation that you received these materials in good order.

You will note in the attached "Letters of Appointment" that both Proponents request that JPMorgan Chase & Co. direct all correspondence related to this matter to the attention of Investor Voice. You may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your stock ticker symbol **"JPM."** (including the period) and we will do the same.

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
1/2/2014
Page 2

Thank you. As expressed in the filing letter, the issue of fair and consistent vote-counting is germane to all shareholders. We look forward to a discussion of this important corporate governance matter, and hope that positive steps taken can lead to a withdrawal of the Proposal.

Happy New Year.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mercy A. Rome
Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: 2 Letters of Verification
2 Letters of Appointment
2 Statements of Intent

charles
SCHWAB

December 11, 2013

Re: Verification of JPMorgan Chase & Co. shares
for Mercy Rome

To Whom It May Concern:

This letter is to verify that as-of the above date Mercy Rome has continuously owned 95 shares of JPMorgan Chase & Co. common stock since 4/13/2009.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter I hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent me for the securities that I hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

M. A. Rome

signature

Mercy A. Rome
c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)* :

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 19 day of Dec., 2013,

by Mercy A. Rome, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public [signature] (Signature of Notarizing Officer) Expiration Date 1/2/2016 (mm/dd/yyyy)

(NOTARY SEAL)
LARRY S DOHRS
MY COMMISSION EXPIRES
JAN 2 2016
STATE OF WASHINGTON
NOTARY PUBLIC

(S)

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter I hereby express my intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges my responsibility under SEC rules, and applies to the shares of any company that I own at which a shareholder proposal is filed (whether directly or on my behalf).

This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, and is to be accepted as my Statement of Intent by any company receiving it.

Sincerely,

[signature]
signature

Mercy A. Rome

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 19 day of Dec., 2013,

by Mercy A. Rome, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public [signature] (Signature of Notarizing Officer) Expiration Date 1/2/2016 (mm/dd/yyyy)

(NOTARY SEAL) LARRY S DOHRS NOTARY PUBLIC STATE OF WASHINGTON MY COMMISSION EXPIRES JAN 2 2016

(5)

charles SCHWAB

December 11, 2013

Re: Verification of JPMorgan Chase & Co. shares for the Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as-of the above date the Equality Network Foundation has continuously owned 55 shares of JPMorgan Chase & Co. common stock since 3/13/2007.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter we hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

Charles Gust

signature

Charles M. Gust
President
Equality Network Foundation

c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell (Signature of Notarizing Officer) Expiration Date 04/23/16 (mm/dd/yyyy)

(NOTARY SEAL)
MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16

5

Re: **Intent to Hold Shares**

To Whom It May Concern:

By this letter we hereby express our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges our responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf).

This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, and is to be accepted as our Statement of Intent by any company receiving it.

Sincerely,

Charles Gust

signature

Charles M. Gust
President
Equality Network Foundation

If notarized *(not required)* :

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell Expiration Date 04/23/16

(Signature of Notarizing Officer) (mm/dd/yyyy)

(NOTARY SEAL)

MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16